Form 10-K405, Exhibit 13
period 1997-01-31
NATIONAL HOME CENTERS INC
filed 1997-05-01
CIK 899630

                                                                    EXHIBIT 13.1


SELECTED CONSOLIDATED FINANCIAL DATA

In thousands, except selected operating and per share data


                                                    Year Ended January 31,
Statement of Operations Data:            1997       1996      1995      1994     1993
---------------------------------------------------------------------------------------
     Net sales                         $177,001   154,659   151,356   125,640   88,047
     Cost of sales                      134,104   115,369   110,321    90,579   62,483
                                       --------   -------   -------   -------   ------
     Gross profit                        42,897    39,290    41,035    35,061   25,564
     Selling, general and
       administrative expenses           44,023    39,039    36,777    29,548   20,736
                                       --------   -------   -------   -------   ------
     Operating income                    (1,126)      251     4,258     5,513    4,828
     Interest expense, net               (3,583)   (2,787)   (1,735)     (623)  (1,058)
                                       --------   -------   -------   -------   ------
     Earnings (loss) before
       income taxes                      (4,709)   (2,536)    2,523     4,890    3,770
     Income tax expense (benefit)        (1,601)     (938)      991     1,883    1,412
                                       --------   -------   -------   -------   ------
     Net earnings (loss)               $ (3,108)   (1,598)    1,532     3,007    2,358
                                       --------   -------   -------   -------   ------
     Earnings (loss) per share           $(0.44)    (0.22)     0.21      0.46     0.44
                                       --------   -------   -------   -------   ------
     Weighted average number of
       common shares outstanding          7,142     7,142     7,157     6,574    5,318
                                       --------   -------   -------   -------   ------
Selected Financial Data:
     Total assets                      $ 84,838    86,761    73,877    56,314   30,832
     Long-term debt                      29,320    30,808    30,425    16,748    2,657
     Net property, plant
       and equipment                     37,266    39,699    28,915    16,715    3,429
     Stockholders' equity                25,160    28,268    29,866    28,646    6,968

Selected Operating Data:
     Number of stores at end of
       period                                12        12        11        10        7
     Average total sales per square
       foot -- retail and
       contractor (1)                  $    229       238       275       324      365
     Comparable store sales
       increase (decrease)                  4.9%    (3.6)%      8.6%     23.0%    20.3%

(1) Net sales divided by average retail square feet for the period.

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations

Net sales for the three fiscal years ended January 31, 1997, and the respective total and comparable store percentage increases (decreases) were:


                                         Total Company      Comparable Store
Year Ended January 31,     Net Sales    Sales Increases   Increases (Decreases)
--------------------------------------------------------------------------------
1997                      $177,000,584           14%                 5%
1996                       154,658,767            2%                (4)%
1995                       151,356,300           20%                 9%

Year Ended January 31, 1997 Compared To Year Ended January 31, 1996

Net Sales

The Company's net sales increased 14.4% to $177.0 million for the year ended January 31, 1997 (fiscal 1996) from $154.7 million for the year ended January 31, 1996 (fiscal 1995). Comparable store sales in fiscal 1996 increased 4.9% over fiscal 1995. The overall sales volume increase was primarily due to the opening of one new home center superstore in late fiscal 1995 versus this store being open for all of fiscal 1996. The Company had no substantive increase in the variety of products offered or sales territory other than the new store. The average annual sales per store for fiscal 1996 was $17.7 million compared to $16.6 million for fiscal 1995. Competition has become very intense over the past few years and is expected to continue. During fiscal 1996, Lowe's opened stores in Russellville and Conway, Arkansas, and The Home Depot Inc. opened stores in north Little Rock and west Little Rock. These stores have adversely affected the Company's sales and profit levels in these markets and may continue to do so in the future.

Gross Profit

Gross profit as a percentage of net sales for fiscal 1996 decreased to 24.2% from 25.4% in fiscal 1995, due to increased competition in the contractor division, and continued competitive pricing pressures in central and northwest Arkansas. If any of the Company's major competitors seek to gain or retain market share by reducing prices or the new competitor locations mentioned offer promotional store opening pricing, the Company may be required to lower prices which would further reduce gross margins and profits.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales decreased to 24.9% in fiscal 1996 versus 25.2% in fiscal 1995. The Company made a concentrated effort during fiscal 1996 to reduce expenses as a percent of sales. The expense ratios as a percent of sales for newer stores were higher than older stores due to higher expenses such as salaries, advertising and depreciation.

Interest Expense

Net interest expense as a percentage of net sales in fiscal 1996 increased to 2.0% from 1.8% in fiscal 1995, primarily as a result of higher interest rates on the variable rate revolving credit facility and additional debt for the new Rogers superstore. See Note 2 of Notes to Consolidated Financial Statements for additional information on debt and interest.

Income Taxes

Effective income tax rates were (34.0)% and (37.0)% for fiscal years 1996 and 1995, respectively. The effective rate for fiscal 1996 results from the income tax benefit due to the net operating loss in fiscal 1996. As a result of the net operating loss carryback, the Company has filed for a federal tax refund of approximately $1,300,000, which is expected to be received in the second quarter of fiscal 1997. See Note 3 of Notes to Consolidated Financial Statements for additional information on income taxes.

MANAGEMENTS DISCUSSION AND ANALYSIS
Year Ended January 31, 1996 Compared To Year Ended January 31, 1995

Net Sales

The Company's net sales increased 2.2% to $154.7 million for the year ended January 31, 1996 (fiscal 1995) from $151.4 million for the year ended January 31, 1995 (fiscal 1994). Comparable store sales in fiscal 1995 decreased 3.6% over fiscal 1994. The overall sales volume increase was primarily due to the opening of one new home center superstore in October 1995. Increased competition, unfavorable weather conditions and slowing demand caused decreased sales at the existing stores. The Company had no substantive increase in the variety of products offered or sales territory other than the new store. Average total sales per square foot declined in fiscal 1995 versus fiscal 1994 due to the additional retail square footage added during the year. The average annual sales per store for fiscal 1995 was $16.6 million compared to $17.4 million for fiscal 1994.

Gross Profit

Gross profit as a percentage of net sales for fiscal 1995 decreased to 25.4% from 27.1% in fiscal 1994, due to increased competition in the contractor division, special promotional pricing at the new retail superstore opened during the year and continued competitive pricing pressures in central and northwest Arkansas.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales increased to 25.2% in fiscal 1995 versus 24.3% in fiscal 1994. In fiscal 1995, certain expenses such as rent and supplies were lower as a percentage of sales while other expenses such as salaries, advertising, depreciation and telephone were higher. The expense ratios as a percent of sales for newer stores were higher than older stores due to higher expenses such as salaries, advertising and depreciation. During the year, the Company adopted the provisions of American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 93-7, "Reporting of Advertising Costs". The SOP requires all advertising costs to be expensed in the year in which those costs are incurred, or the first time the advertising takes place, except for certain direct response advertising. As a result of adopting SOP 93-7, the Company expensed approximately $90,000 of advertising expenses in fiscal 1995 related to the new Rogers superstore that would otherwise have been amortized over twelve months as preopening costs.

Interest Expense

Net interest expense as a percentage of net sales in fiscal 1995 increased to 1.8% from 1.1% in fiscal 1994. Higher interest rates on the variable rate revolving credit facility coupled with additional debt for the new Rogers superstore and the purchase of the Conway superstore led to the increase in interest expense. See Note 2 of Notes to Consolidated Financial Statements for additional information on debt and interest.

Income Taxes

Effective income tax rates were (37.0)% and 39.3% for fiscal years 1995 and 1994, respectively. The effective rate for fiscal 1995 results from the income tax benefit due to the net operating loss in fiscal 1995. As a result of the net operating loss carryback, the Company received a federal tax refund of approximately $1,100,000 in the second quarter of fiscal 1996. See Note 3 of Notes to Consolidated Financial Statements for additional information on income taxes.

Liquidity and Capital Resources

The Company's working capital at January 31, 1997 decreased to $15.0 million from $18.5 million at January 31, 1996, primarily due to increases in current installments of long-term debt. The Rogers real estate loan of $4.9 million has been reflected as current at January 31, 1997. See Note 2 of Consolidated Financial Statements for additional information on this loan.

                                                                     (Continued)

                                                           RESULTS OF OPERATIONS


The Company also has a $2.9 million note on the Conway, Arkansas real estate which becomes due in May 1997. The Company is attempting to refinance this note through the current lender or a new lender. However, at January 31, 1997 the Company had no definitive agreement in place and has therefore reflected the note as current.

The Company's primary capital needs are to finance inventories, accounts receivable and store expansion. During the year ended January 31, 1997, operating activities provided net cash of $0.3 million. Primary sources of cash from operating activities included approximately $0.5 million from decreases in inventories and $0.5 million from decrease in prepaid expenses. The primary uses of cash were approximately $0.8 million from decreases in accounts payable.

Net cash used in investing activities for the year ended January 31, 1997 was approximately $1.3 million, principally due to capital expenditures of $1.2 million.

Net cash provided by financing activities during fiscal 1996 totaled approximately $0.9 million, primarily from financing under the revolving credit facility.

The auditor of the State of Arkansas has submitted proposed findings to the Company resulting from an audit pursuant to the Arkansas Unclaimed Property Act (the "Act"). The proposed findings, if upheld, would require the Company to pay $92,724 to the State for unclaimed property which is more than seven (7) years old and reserve an additional $250,610 for items which are not yet seven (7) years old. The applicable statutes of limitations set forth in Arkansas law have run with respect to each of those chooses in action.

On August 20, 1996, an Order was entered by the Honorable Annabelle Clinton Imber, in the case of Baptist Health, et al v. Gus Wingfield, et al, Pulaski Chancery No. 95-5627, regarding the Act. According to the decision by Judge Imber, Ark. Code Ann. 18-28-216 is unconstitutional and it is the Company's position that the Act cannot be relied upon by the Auditor of the State of Arkansas to collect from the Company on claims for which the applicable statute of limitations has run. Recently the General Assembly of Arkansas amended Ark. Code Ann. 18-28-216 in an attempt to deal with the deficiencies identified by Judge Imber. It is the Company's belief that the amendment does not have any retroactive effect and does not speak to the factual situation relating to the Company.

On March 10, 1997, the Company formally requested the State to abate and nullify the proposed findings. The Company awaits a reply from the State. If any litigation is brought by the State of Arkansas, the Company intends to defend the claim vigorously. The Company currently has no reserve for the proposed assessment. The Company does plan to comply with the Act, as amended, in future periods.

At January 31, 1997, the Company owed $21.7 million under its revolving credit agreement with a bank. This agreement provides a revolving credit loan commitment not to exceed the lesser of (a) $35 million, or (b) a borrowing base of 85% and 55% of eligible accounts receivable and eligible inventory, respectively, with inventory availability capped at $20 million. Based upon eligible accounts receivable and eligible inventory as of January 31, 1997, the Company had approximately $1.5 million of additional borrowing capacity under the revolving credit agreement. The new revolving credit agreement was signed with BankAmerica Business Credit, Inc. on December 19, 1995, and expires December 19, 1998. Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. The agreement requires that the Company maintain certain financial ratios, meet specified minimum levels of tangible net worth and limit its amount of capital expenditures. The Company was in default with two of these financial covenants (minimum tangible net worth and interest coverage ratio) at January 31, 1997; however, the bank has agreed to waive compliance with respect to such defaults and restate the covenants for fiscal 1997.

                                                                     (Continued)

RESULTS OF OPERATIONS

The Company's current ratio was 1.5 to 1 at January 31, 1997 versus 1.7 to 1 at January 31, 1996. The Company's total debt to equity ratio increased to 2.37 to 1 at the end of fiscal 1996 versus 2.07 to 1 at the end of the preceding year. Return on average investment for the three years ended January 31, 1997 ,1996 and 1995 was (17.1%), (8.7%), and 8.6%, respectively.

In November 1996, the Company entered into an agreement with American Quality Manufacturing Corporation ("AQMC") to sell its cabinet manufacturing unit, Cabinet Craft. The transaction consisted of the sale of inventory and equipment and a cash advance in exchange for notes receivable totaling $1.7 million. The Company incurred a net loss of approximately $599,000 from this division during fiscal year 1995 and approximately $1,185,000 during the fiscal year ended January 31, 1997.

In December 1996, AQMC ceased operations at its two Arkansas facilities, including Cabinet Craft. In addition, the Company has been informed that AQMC has been placed into an involuntary bankruptcy proceeding. As a result the Company has fully reserved the notes receivable. The loss resulting from this write-off and the sale of Cabinet Craft was $1,056,000 and is included in the $1,185,000 above. See Note 6 to the Consolidated Financial Statements for further detail on this transaction.

Also, in November 1996, the Company sold certain truss assembly and manufacturing equipment to a third party, for $50,000 cash and a promissory note of $275,000. The note is due on or before November 1, 1998 and is secured by a lien in all equipment sold to the buyer.

                                                     CONSOLIDATED BALANCE SHEETS
                                                     January 31, 1997 and 1996


ASSETS                                                                 1997         1996
--------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                       $   134,086      130,051
   Accounts receivable, less allowance for doubtful
     accounts of $174,250 in 1997 and $147,000 in
     1996 (notes 2 and 8)                                           11,346,279   11,511,501
   Income tax refunds receivable                                     1,333,892    1,110,326
   Inventories (note 2)                                             30,809,531   31,327,877
   Prepaid expenses and other                                          592,615    1,137,152
   Deferred income taxes (note 3)                                      674,237      416,983
                                                                   -----------   ----------
         Total current assets                                       44,890,640   45,633,890
                                                                   -----------   ----------

Property, plant and equipment (notes 2 and 6):
   Land                                                              9,638,196    9,660,910
   Buildings and improvements                                       21,268,132   21,226,619
   Machinery and equipment                                          18,343,886   19,302,323
   Construction in progress                                            102,822       64,326
                                                                   -----------   ----------
                                                                    49,353,036   50,254,178
   Less accumulated depreciation                                    12,086,745   10,555,500
                                                                   -----------   ----------
         Net property, plant and equipment                          37,266,291   39,698,678
                                                                   -----------   ----------
Other assets, at cost less amortization of $744,122
  in 1997 and $459,619 in 1996 (notes 6 and 7)                       2,680,855    1,428,149
                                                                   -----------   ----------
         Total assets                                              $84,837,786   86,760,717
                                                                   -----------   ----------
Liabilities and Stockholders' Equity
Current liabilities:
   Current installments of long-term debt (note 2)                  11,513,475    8,373,612
   Accounts payable                                                 14,994,945   15,842,415
   Accrued expenses                                                  3,351,420    2,959,016
                                                                   -----------   ----------
         Total current liabilities                                  29,859,840   27,175,043
                                                                   -----------   ----------

Long-term debt, excluding current installments
  (note 2)                                                          29,320,227   30,807,723

Deferred income taxes (note 3)                                         497,739      510,248

Commitments and contingencies
  (notes 2, 4, 5, 6 and 7)

Stockholders' equity (notes 2 and 5):
   Preferred stock, $1.00 par value. Authorized
     5,000,000 shares; no shares issued                                     --           --
   Common stock, $.01 par value. Authorized
     25,000,000 shares; issued 7,465,958 shares                         74,660       74,660
   Additional paid-in capital                                       20,831,739   20,831,739
   Retained earnings                                                 5,517,025    8,624,748
                                                                   -----------   ----------
                                                                    26,423,424   29,531,147
   Treasury stock; 323,707 common shares at cost                    (1,263,444)  (1,263,444)
                                                                   -----------   ----------
         Total stockholders' equity                                 25,159,980   28,267,703
                                                                   -----------   ----------
               Total liabilities and stockholders' equity          $84,837,786   86,760,717
                                                                   -----------   ----------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Year ended January 31, 1997, 1996 and 1995



                                                    1997          1996           1995
-----------------------------------------------------------------------------------------
Net sales                                       $177,000,584   154,658,767   151,356,300
Cost of sales                                    134,103,601   115,368,590   110,321,167
                                                ------------   -----------   -----------
   Gross profit                                   42,896,983    39,290,177    41,035,133
                                                ------------   -----------   -----------

Selling, general and
administrative expenses:
   Salaries and benefits (note 7)                 26,825,258    24,494,923    23,116,393
   Rent (including $1,633,200 in 1997,
     $1,652,500 in 1996 and $1,652,200
      in 1995 to related parties) (note 4)         2,330,686     2,417,359     2,598,886
   Depreciation and amortization                   3,315,560     2,882,620     2,229,074
   Other (note 6)                                 11,551,374     9,244,202     8,832,313
                                                ------------   -----------   -----------
                                                  44,022,878    39,039,104    36,776,666
                                                ------------   -----------   -----------
   Operating income (loss)                        (1,125,895)      251,073     4,258,467

Interest expense, net of amounts capitalized       3,582,776     2,787,331     1,735,609
                                                ------------   -----------   -----------
   Earnings (loss) before income taxes            (4,708,671)   (2,536,258)    2,522,858

Income taxes (note 3)                             (1,600,948)     (938,416)      990,436
                                                ------------   -----------   -----------
   Net earnings (loss)                           $(3,107,723)   (1,597,842)    1,532,422
                                                ------------   -----------   -----------
Earnings (loss) per share                        $     (0.44)        (0.22)         0.21
                                                ------------   -----------   -----------


The accompanying notes are an integral part of these statements.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Year ended January 31, 1997, 1996 and 1995




                                                                                                                   Total
                                                                     Additional                                stockholders'
                                             Preferred     Common     paid-in     Retained       Treasury          equity
                                               stock        stock     capital     earnings         stock       (notes 2 and 5)
-------------------------------------------------------------------------------------------------------------------------------
Balances at January 31, 1994              $       --       74,660    20,831,739     8,690,168      (950,314)      28,646,253
Purchase of 40,000 treasury shares                --           --            --            --      (313,130)        (313,130)
Net earnings                                      --           --            --     1,532,422            --        1,532,422
                                          ----------------------------------------------------------------------------------
Balances at January 31, 1995              $       --       74,660    20,831,739    10,222,590    (1,263,444)      29,865,545
Net loss                                          --           --            --    (1,597,842)           --       (1,597,842)
                                          ----------------------------------------------------------------------------------
Balances at January 31, 1996              $       --       74,660    20,831,739     8,624,748    (1,263,444)      28,267,703
Net loss                                          --           --            --    (3,107,723)           --       (3,107,723)
                                          ----------------------------------------------------------------------------------
Balances at January 31, 1997              $       --       74,660    20,831,739     5,517,025    (1,263,444)      25,159,980
                                          ----------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended January 31, 1997, 1996 and 1995



                                                                      1997               1996          1995
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)                                             $(3,107,723)       (1,597,842)    1,532,422
   Adjustments to reconcile net earnings
    (loss) to net cash provided by (used in)
    operating activities:
        Provision for losses on accounts receivable                    785,743           702,438       694,024
        Depreciation                                                 3,023,330         2,703,783     2,085,355
        Amortization of other assets                                   292,230           178,837       143,719
        Loss (gain) on sale of property, plant and equipment           (29,108)         (408,055)        1,237
        Increase in cash surrender value of life insurance            (138,978)          (70,210)      (64,766)
        Deferred income tax expense (benefit)                         (269,763)          171,910       226,029
        Changes in assets and liabilities:
            Accounts receivable                                       (620,521)          319,282    (2,565,943)
            Income tax refunds receivable                             (223,566)         (992,599)      (27,390)
            Inventories                                                518,346        (1,896,405)   (3,705,088)
            Prepaid expenses and other                                 544,537           (68,679)       92,728
            Accounts payable                                          (847,470)        8,452,932     1,213,288
            Accrued expenses                                           392,404            33,169       135,422
                                                                    ----------       -----------   -----------
Net cash provided by (used in) operating activities                    319,461         7,528,561      (238,963)
                                                                    ----------       -----------   -----------
Cash flows from investing activities:
   Additions to property, plant and equipment                       (1,165,431)      (13,474,115)  (13,889,900)
   Proceeds from sale of property, plant and equipment                 277,308           604,412        66,342
   Increase in other assets                                           (372,172)         (302,829)      (94,801)
                                                                    ----------       -----------   -----------
        Net cash used in investing activities                       (1,260,295)      (13,172,532)  (13,918,359)
                                                                    ----------       -----------   -----------
Cash flows from financing activities:
   Proceeds from long-term debt                                     15,016,840        29,264,626    28,440,375
   Repayments of long-term debt                                    (14,071,971)      (23,667,399)  (14,158,322)
   Purchase of treasury stock                                               --                --      (313,130)
                                                                    ----------       -----------   -----------
        Net cash provided by financing activities                      944,869         5,597,227    13,968,923
                                                                    ----------       -----------   -----------
Net increase (decrease) in cash and cash equivalents                     4,035           (46,744)     (188,399)
Cash and cash equivalents at beginning of year                         130,051           176,795       365,194
                                                                    ----------       -----------   -----------
Cash and cash equivalents at end of year                           $   134,086           130,051       176,795
                                                                    ----------       -----------   -----------

Supplemental disclosures:
   Interest paid, net of amounts capitalized                       $ 3,398,526         2,896,348     1,625,897
   Income taxes paid, net of refunds received                       (1,107,619)         (117,727)      791,796
   Noncash investing and financing activities:
        Sale of fixed assets for note receivable                       275,000                --            --
        Acquisition of equipment by repossession (note 6)              350,000                --            --
        Acquisition of fixed assets for notes payable                  298,712           209,402       463,560
        Acquisition of other assets for notes payable                  408,786                --            --
                                                                    ----------       -----------   -----------

The accompanying notes are an integral part of these statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      January 31, 1997, 1996 and 1995


(1) Summary of Significant Accounting Policies

National Home Centers, Inc. ("Company"), is a full-line retailer of home improvement products and building materials, with twelve locations in Arkansas. The Company serves retail consumers and professional contractors primarily in Arkansas, Oklahoma, Missouri and Kansas.

(a) Basis of Presentation

The consolidated financial statements include the financial statements of National Home Centers, Inc. and its wholly-owned subsidiary, Crystal Valley Properties, Inc., whose operations are insignificant. All intercompany balances and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current year presentation, with no effect on previously reported net earnings (loss).

(b) Cash Equivalents

Cash equivalents include cash and short-term, highly liquid investments with maturities of three months or less when acquired.

(c) Inventories

Inventories, which are comprised primarily of merchandise purchased for resale, are stated at the lower of average cost or market.

(d) Store Preopening Costs

Store preopening costs, which consist primarily of payroll and other general and administrative costs, are deferred until stores are open and then amortized over a period of twelve months. Unamortized preopening costs are included in prepaid expenses and other current assets and amount to $441,329 at January 31, 1996 (none at January 31, 1997). Amortization of preopening costs is included in other selling, general and administrative expenses and amounted to $441,329, $521,792 and $664,583 in 1997, 1996 and 1995, respectively.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, as follows: buildings, 40 years; improvements, 10 years; and machinery and equipment, 5 to 10 years. Equipment under capital leases is amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including renewal options, or the estimated useful lives of the assets.

The Company capitalizes interest as part of the cost of assets which it constructs for its own use. Interest of $311,329 and $243,504 was capitalized in 1996 and 1995, respectively (none in 1997).

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Expected to be Disposed of," was issued in March 1995. The Company adopted this statement in 1997. The adoption of SFAS No. 121 did not have a material effect on the Company's financial position and results of operations.

(f) Other Assets

Other assets include cash surrender values of life insurance policies, covenants not to compete, notes receivable, deferred loan costs, premiums advanced on life insurance policies (note 7) and miscellaneous other assets. Amortization of covenants not to compete and deferred loan costs is provided on the straight-line method, which in the case of deferred loan costs is not significantly different from the interest method, over the terms of the agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(g) Advertising Costs

In 1996, the Company adopted the provisions of American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 93-7, "Reporting of Advertising Costs". The SOP requires all advertising costs to be expensed in the year in which those costs are incurred, or the first time the advertising takes place, except for certain direct response advertising. Prior to the adoption of SOP 93-7, which did not have a significant impact on earnings, the Company expensed advertising costs over the related useful periods.

(h) Accrued Expenses

Accrued expenses include the estimated costs of the Company's uninsured portion of unpaid claims incurred for workers' compensation and employee medical expenses. The amount at year end is adequate to cover unpaid expenses relating to these claims.

(i) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Earnings (Loss) Per Share

Earnings (loss) per share are based upon the weighted average number of shares of common stock outstanding during each year (7,142,251 in 1997 and 1996, and 7,157,018 in 1995).

(k) Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Substantially all of the Company's receivables are from a large number of building contractors located in Arkansas. Accordingly, the Company's credit risk is affected by general economic conditions in Arkansas and in the construction industry.

(l) Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, income tax refunds receivable, accounts payable and accrued expenses approximated fair value as of January 31, 1997 and 1996, because of the relatively short-term maturity of these instruments. The fair value of long-term debt, including current installments, is calculated by discounting future principal and interest payments at the interest rate currently available to the Company for debt with similar terms and remaining maturities. The fair value of long-term debt does not significantly differ from its carrying value.

(m) Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                                                                     (Continued)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(2) Long-Term Debt

Long-term debt consists of the following:

                                                                         1997         1996
----------------------------------------------------------------------------------------------
Notes payable to bank under revolving credit agreement                $21,720,292  22,176,905

Notes payable, secured by real estate:
   9.42% note (Rogers property); principal and interest payable
   monthly; balance due October 1999                                    4,901,960          --

   8.75% note (Fayetteville property); principal and interest payable
   monthly; balance due August 1999                                     4,049,044   5,333,676

   10.26% note (Conway property); principal and interest payable
   monthly; balance due May 1997                                        2,879,712   2,928,982

Notes payable, secured by equipment:
   6.25%-8.36% notes; principal and interest payable
   monthly through March 2001                                           2,950,992   4,128,026

   9.85% notes; principal and interest payable
   monthly through October 2000                                         1,497,844   1,818,704

   8.12% notes; principal and interest payable
   monthly through June 1999                                              724,339   1,328,431

Other notes payable; weighted average interest rate of 8.05%;
   principal and interest payable monthly through various dates         2,109,519   1,466,611
                                                                      -----------  ----------
                                                                       40,833,702  39,181,335
Less current installments                                              11,513,475   8,373,612
                                                                      -----------  ----------
   Long-term debt, excluding current installments                     $29,320,227  30,807,723
                                                                      -----------  ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company's revolving credit agreement with a bank provides a revolving credit loan commitment not to exceed the lesser of (a) $35 million, or (b) a borrowing base of 85% and 55% of eligible accounts receivable and eligible inventory, respectively, with inventories capped at $20 million. The agreement provides the Company with the option of borrowing rates based on either (a) the London Interbank Offered Rate ("LIBOR") plus 2.50%, or (b) the bank's Reference Rate, which reflects the bank's prime rate (8.25% at January 31, 1997). As of January 31, 1997, $14 million of the Company's outstanding borrowings under the agreement were based on LIBOR plus 2.50%, or a weighted average interest rate of 8.125%. Interest on the balance of outstanding borrowings was based on the bank's Reference Rate. The spread over LIBOR is subject to adjustment annually based upon the Company's profitability. In addition, the Company pays a commitment fee of 0.25% based on the unused portion of the line.

Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. In addition, the agreement requires that the Company comply with the following financial covenants: (i) minimum interest coverage ratio, (ii) minimum adjusted tangible net worth, and (iii) debt-to-adjusted tangible net worth ratio. The Company was in default with respect to items (i) and (ii) at January 31, 1997, however, the bank has agreed to permanently waive compliance with respect to such defaults and to amend the covenants. Management of the Company believes it will be in compliance with the amended debt covenants up to and including January 31, 1998. However, there can be no assurance that the lender will not require additional waivers in the future or, if required, that the lender will grant them.

Based upon eligible accounts receivable and eligible inventory as of January 31, 1997, the Company had approximately $1.5 million of additional available borrowing capacity under the revolving credit agreement as of that date. The current revolving credit agreement expires on December 19, 1998.

The Rogers real estate loan agreement calls for monthly principal payments of $24,510, plus accrued interest, through September 1999, with a final payment of unpaid principal and interest due October 1999. The loan agreement requires the Company to comply with certain financial covenants, which are basically identical to those contained in the revolving credit agreement described above. The Company was in default with two of these covenants at January 31, 1997; however, as a result of the primary working capital lender waiving defaults under the revolving credit agreement, as discussed above, one of the defaults with respect to the real estate loan agreement is waived under terms of the agreement. With respect to the remaining default, the agreement provides that such defaults constitute "events of acceleration" whereby the note becomes due on demand. The Company has requested that the lender waive this default; however, the Company has not yet received a waiver, and as a result, has included the entire outstanding principal balance of $4,901,960 in current installments of long-term debt at January 31, 1997, even though no notice of demand by the lender has been received. The Company is current with respect to all payments called for under the loan agreement, and no other events of default have occurred with respect to the terms of the agreement. If the lender were to demand payment, management believes alternative sources of financing would be available.

Borrowings under the other real estate loan agreements are secured by first real estate mortgages on the Company's retail facilities in Fayetteville and Conway, Arkansas, respectively. Substantially all of the Company's furniture, fixtures, machinery and equipment, as well as certain real estate, are pledged as collateral under the Company's long-term debt agreements.

The aggregate annual maturities of long-term debt for the five years subsequent to January 31, 1997, are as follows: 1998, $11,513,475; 1999, $24,814,582; 2000,
$3,581,979; 2001, $914,762; and 2002, $8,904. Annual maturities for year 1999 include borrowings under the Company's revolving credit agreement described above.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) Income Taxes

Income tax expense (benefit) consists of the following:

                                                               1997          1996       1995
-----------------------------------------------------------------------------------------------
Current:
  Federal                                                  $(1,329,235)  (1,106,946)  634,759
  State                                                         (1,950)      (3,380)  129,648
                                                           -----------   ----------   -------
                                                            (1,331,185)  (1,110,326)  764,407
                                                           -----------   ----------   -------
Deferred:
  Federal                                                       (6,866)     327,018   187,659
  State                                                       (262,897)    (155,108)   38,370
                                                           -----------   ----------   -------
                                                              (269,763)     171,910   226,029
                                                           -----------   ----------   -------
                                                           $(1,600,948)    (938,416)  990,436
                                                           -----------   ----------   -------

Income tax expense (benefit) differs from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax earnings (loss) from operations as a result of the following:

                                                            1997        1996       1995
-----------------------------------------------------------------------------------------
Computed "expected" income taxes                        $(1,600,948)  (862,328)  857,772
Increase (decrease) in income taxes resulting from:
   State income taxes, net of Federal income
     tax effect                                            (174,799)  (104,602)  110,892
   Increase in valuation allowance                          203,699         --        --
   Other, net                                               (28,900)    28,514    21,772
                                                        -----------   --------   -------
                                                        $(1,600,948)  (938,416)  990,436
                                                        -----------   --------   -------

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at January 31, 1997 and 1996 are presented below:

                                                                    1997       1996
--------------------------------------------------------------------------------------
Deferred tax assets:
    Accounts receivable, due to allowance for
      doubtful accounts                                         $   66,720     61,668
    Inventories, due to costs not currently deductible
      for tax purposes                                             217,491    257,986
    Accrued expenses not currently deductible                      390,026    266,314
    Net operating loss and other carryforwards                     434,177    136,979
    Other                                                           15,653     14,280
                                                                ----------   --------
        Total gross deferred tax assets                          1,124,067    737,227
    Valuation allowance                                           (229,402)        --
                                                                ----------   --------
        Net deferred tax assets                                    894,665    737,227
                                                                ----------   --------

Deferred tax liabilities:
    Property, plant and equipment, due to
      differences in depreciation                                  718,167    661,507
    Store preopening costs currently deductible                         --    168,985
                                                                ----------   --------
        Total gross deferred tax liabilities                       718,167    830,492
                                                                ----------   --------
            Net deferred tax asset (liability)                  $  176,498    (93,265)
                                                                ----------   --------

Presented in the accompanying consolidated balance sheet as:
    Current deferred asset, net                                    674,237    416,983
    Noncurrent deferred liability, net                            (497,739)  (510,248)
                                                                ----------   --------
                                                                  $176,498    (93,265)
                                                                ----------   --------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At January 31, 1997, the Company had approximately $7.2 million in net operating loss (NOL) carryforwards for state (primarily Arkansas) income tax purposes, of which $3.1 million and $4.1 million expire in 2001 and 2002, respectively. Ultimate realization of these NOL carryforwards is dependent upon the Company's ability to generate adequate future taxable income in specific taxing jurisdictions within the carryforward periods. A valuation allowance has been established for that portion of deferred tax assets relating to NOL carryforward amounts which management believes may ultimately not be realized due to the short expiration dates of the carryforwards. Remaining deferred tax assets are attributable to an alternative minimum tax credit carryforward of $91,000, which has an indefinite carryforward period, and deductible temporary differences, which are offset by existing taxable temporary differences reversing within the carryforward period. As a result, management believes it is more likely than not the Company will realize the benefits of those deductible temporary differences.

(4) Leases

The Company's principal stockholder ("stockholder") owns certain real property which he leases to the Company under various operating lease agreements. The following table summarizes these related party leases:

                                                                           Rent expense for year
                                                                             ended January 31
                                                       Monthly     -------------------------------------
Property location                 Lease expiration     rental         1997          1996         1995
--------------------------------------------------------------------------------------------------------
Springdale                        August, 2002       $   36,000       432,000      432,000      432,000
Fort Smith                        August, 2002           20,000       240,000      240,000      240,000
North Little Rock                 August, 2002           52,000       624,000      624,000      624,000
Springdale -- cabinet facility    May, 2002               9,500       114,000      114,000      110,000
Bentonville                       May, 2002               9,000       108,000      108,000      104,000
Rogers                            May, 2002               6,200        74,400       74,400       74,400
Oklahoma City                     (expired in 1997)          --        40,800       60,100       67,800
                                                       --------     ---------    ---------    ---------
                                                       $132,700     1,633,200    1,652,500    1,652,200
                                                       --------     ---------    ---------    ---------

The leases for the Springdale, Fort Smith and North Little Rock properties are assigned as collateral under a loan agreement between the stockholder and the Arkansas Teacher Retirement System ("ATRS"). Proceeds from this loan were used by the stockholder to finance the purchase of the Springdale and Fort Smith properties from the Company, to retire his mortgage indebtedness on the North Little Rock property and to pay off other loans to the Company for various real estate financing. The ATRS loan is also secured by a mortgage and security agreement on these properties and an assignment of a $1 million life insurance policy on the stockholder.

The lease agreements for the Bentonville property and the cabinet manufacturing facility provide escalation provisions which increase the monthly rentals over the lease terms. Monthly rentals for the other related party leases remain the same over the lease terms.

The Company also leases properties from unrelated parties under noncancelable operating lease agreements which expire at various dates through 2008. Future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of January 31, 1997 are as follows:


Year ending January 31          Related party    Other      Total
-----------------------------------------------------------------------
1998                               $1,600,400    458,160   2,058,560
1999                                1,604,400    459,660   2,064,060
2000                                1,604,400    426,660   2,031,060
2001                                1,604,400    407,210   2,011,610
2002                                1,604,400    374,760   1,979,160
Later years                           858,800  1,682,920   2,541,720
                                   ----------  ---------  ----------
Total minimum lease payments       $8,876,800  3,809,370  12,686,170
                                   ----------  ---------  ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(5) Capital Stock

The Company's Articles of Incorporation authorize the Board of Directors to issue shares of preferred stock in series, and to determine the number of shares in each series and to fix the designation, preferences, rights, voting powers, restrictions, dividends, qualifications and terms and conditions thereof. As of January 31, 1997, the Company has issued no shares of its preferred stock.

The Company has an employee stock purchase plan, a long-term performance plan and an incentive compensation plan. Under the employee stock purchase plan, employees are eligible, through payroll deductions up to a maximum of $2,400 annually, to purchase shares of the Company's common stock at the current market price of the stock. The Company contributes an amount equal to ten percent (in cash or stock) of the amounts contributed by employees.

Under the long-term performance plan, certain directors and key employees are eligible for awards granted under the plan in the form of, or combination thereof, stock options, stock appreciation rights, or restricted shares of the Company's common stock. The Company has authorized 300,000 shares to be awarded under the plan. The amount, terms and conditions of any award under the plan are subject to certain limitations set forth therein. As of January 31, 1997, no options for shares of the Company's common stock had been issued under the long-term performance plan.

Under the incentive compensation plan, certain salaried employees of the Company are eligible to receive a bonus each fiscal year based on the Company's performance in that year. Bonuses may be paid, at the Company's option, either in cash or stock units. Bonuses awarded in the form of stock units will be converted into cash or common stock upon termination of the participant's employment. As of January 31, 1997, no awards had been made under the incentive compensation plan.

(6) Disposals of Assets

During November 1996, the Company entered into an agreement with American Quality Manufacturing Corporation ("AQMC") to sell its cabinet manufacturing unit, Cabinet Craft. The transaction consisted of the sale of inventory for $900,000, the sale of equipment for $700,000, and a cash advance of $100,000, in exchange for notes receivable totaling $1.7 million. The notes are due in monthly installments of principal and interest (7%) through November 2001, and are collateralized by security interests in the related equipment and inventory.

In December 1996, AQMC ceased operations at its two Arkansas facilities, including Cabinet Craft. In addition, the Company has been informed that AQMC has been placed into an involuntary bankruptcy proceeding. As a result, the Company has fully reserved the notes receivable as part of a pre-tax charge of $1,056,000 for fiscal year ended January 31, 1997. This amount is net of recoverable assets and is included in other selling, general and administrative expenses, as follows:

         Notes receivable charged-off                          $1,700,000
         Fair market value of equipment recoverable              (350,000)
         Deferred gain from sale of inventory and equipment      (294,000)
                                                               ----------
                Total                                          $1,056,000
                                                               ----------

Litigation has been threatened and claims have been made by AQMC's primary lender regarding the sale of assets by the Company to AQMC. AQMC's primary lender is also one of the Company's lenders, and is the lender which the Company is currently in default with regarding the real estate loan discussed in note 2. The lender claims to be a secured creditor of AQMC and has asserted an interest in certain assets of AQMC with respect to which the Company also has an interest. Specifically, the lender (i) claims to have a priority interest in Cabinet Craft's equipment and inventory, (ii) claims to be owed $367,500 pursuant to the Company's purchase of inventory from AQMC under terms of the Sales Agreement, (iii) claims to be owed in excess of $83,000 by the Company for other purchases from AQMC, and (iv) asserts a priority interest to all post-sale accounts receivable owed to AQMC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


As a result of AQMC's bankruptcy proceeding, neither the lender nor the Company have the present ability to begin litigation against one another on these claims. However, it is anticipated that if a settlement is not reached between the Company and the lender, the lender will file a motion asking the bankruptcy trustee to abandon these claims and allow litigation to begin between the lender and the Company. The Company has offered a proposed settlement to the lender concerning these claims, which includes paying a reduced amount in settlement of the accounts payable, and repossessing the inventory; however, the lender has not provided a written response to this offer.

It is the Company's opinion that it will prevail on its claim to Cabinet Craft's equipment and, as a result, has recorded this equipment at its fair market value of $350,000 in other assets in the accompanying balance sheet at January 31, 1997; however, no recognition has been given to any reduction in accounts payable or any amounts of inventory which might ultimately be recovered.

Also during November 1996, the Company completed the sale of its truss manufacturing unit. The transaction consisted of the sale of equipment for cash and notes receivable totaling $325,000, resulting in a gain before income taxes of $202,000.

(7) Commitments and Contingencies

The Company advances premiums under a split-dollar life insurance agreement with a trust which owns two $10 million joint life insurance policies on the lives of the Company's principal stockholder and his wife. The Company has a security interest in the policies' cash surrender values and death benefits and, upon termination of the policies, is entitled to reimbursement of the amounts advanced, without interest. The Company has a guarantee from the stockholder securing any deficiency in cash surrender value if the policies are terminated before cash surrender value exceeds actual premiums advanced. The Company had advanced premiums of $912,498 and $546,057 as of January 31, 1997 and 1996, respectively, which are included in other assets in the accompanying consolidated balance sheets.

The Company sponsors the National Home Centers, Inc. 401 (k) Retirement Plan, in which employees are eligible to participate after they complete one year of service and reach age 21. Company contributions to the plan each year are made at a discretionary amount determined by the Company's Board of Directors. The Company's contributions to the plan were $52,935, $38,697 and $40,000 in 1997, 1996 and 1995, respectively.

The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of the facts, management believes the resolution of claims and pending litigation will not have a material adverse effect on the Company's consolidated financial statements.

(8) Valuation and Qualifying Accounts

The following provides an analysis of the Company's allowances for doubtful trade accounts receivable and notes receivable for the years ended January 31, 1997, 1996 and 1995:

                                 Balance at        Additions       Write-offs,    Balance at
                                 beginning          charged          net of         end of
                                 of period         to expense      recoveries       period
----------------------------------------------------------------------------------------------
Allowance for doubtful trade
  accounts receivable:
Year ended January 31, 1997       $147,000          785,743          758,493       174,250
Year ended January 31, 1996        150,000          702,438          705,438       147,000
Year ended January 31, 1995        207,500          694,024          751,524       150,000

Allowance for doubtful
  notes receivables:
Year ended January 31, 1997             --        1,700,000        1,700,000            --
Year ended January 31, 1996             --               --               --            --
Year ended January 31, 1995             --               --               --            --

The Company charged off notes receivable totaling $1,700,000 in fiscal year ended January 31, 1997, in conjunction with the sale of its cabinet manufacturing division (see note 6).