Form 10-K, Exhibit 13
period 1998-01-31
NATIONAL HOME CENTERS INC
filed 1998-05-01
CIK 899630

Management's Discussion and Analysis
------------------------------------

(in thousands, except selected operating and per share data)


                                                                    Year Ended January 31,
Statement of Operations Data:                   1998          1997          1996          1995          1994
--------------------------------------------------------------------------------------------------------------
  Net sales                                 $ 150,756       177,001       154,659       151,356       125,640
  Cost of sales                               117,072       134,104       115,369       110,321        90,579
                                            ------------------------------------------------------------------
  Gross profit                                 33,684        42,897        39,290        41,035        35,061
  Selling, general and
    administrative expenses                    43,375        44,023        39,039        36,777        29,548
                                            ------------------------------------------------------------------
  Operating income (loss)                      (9,691)       (1,126)          251         4,258         5,513
  Interest expense, net                        (3,660)       (3,583)       (2,787)       (1,735)         (623)
                                            ------------------------------------------------------------------
  Earnings (loss) before
    income taxes                              (13,351)       (4,709)       (2,536)        2,523         4,890
  Income tax expense (benefit)                   (341)       (1,601)         (938)          990         1,883
                                            ------------------------------------------------------------------
  Net earnings (loss)                       $ (13,010)       (3,108)       (1,598)        1,533         3,007
                                            ==================================================================
  Earnings (loss) per share                 $   (1.82)        (0.44)        (0.22)         0.21          0.46
                                            ==================================================================
  Weighted average number of
    common shares outstanding                   7,142         7,142         7,142         7,157         6,574
                                            ==================================================================

Selected Financial Data:
  Total assets                              $  61,790        84,838        86,761        73,877        56,314
  Long-term debt                               23,323        29,320        30,808        30,425        16,748
  Net property, plant and equipment            29,286        37,266        39,699        28,915        16,715
  Stockholders' equity                         12,150        25,160        28,268        29,866        28,646

Selected Operating Data:
  Number of stores at end of period (1)             9            13            13            12            11
  Average total sales per square foot -
    retail and contractor (2)               $     202           229           238           275           324
  Comparable store sales increase
    (decrease)                                  (12.3)%         4.9%         (3.6)%         8.6%         23.0%


(1) Number of stores at January 31, 1998 do not include those whose closings have been announced as of that date. In addition, the number of stores for previous years have been restated in order to be consistent with the current year presentation.

(2) Net sales divided by average retail square feet for the period.

                                            Management's Discussion and Analysis
                                            ------------------------------------

Results of Operations

Net sales for the three fiscal years ended January 31, 1998, and the respective total and comparable store percentage increases (decreases) were:


                                                  Total Company             Comparable Store
Year Ended January 31,       Net Sales        Increases (Decreases)      Increases (Decreases)
----------------------------------------------------------------------------------------------------
1998                       $150,756,393               (15)%                       (12)%
1997                        177,000,584                14 %                         5 %
1996                        154,658,767                 2 %                        (4)%



Year Ended January 31, 1998 Compared to Year Ended January 31, 1997
---------------------------------------------------------------------------------------------------

Net Sales

The Company's net sales decreased 14.8% to $150.8 million for the year ended January 31, 1998 (fiscal 1997) from $177.0 million for the year ended January 31, 1997 (fiscal 1996). Comparable store sales in fiscal 1997 decreased 12.3% from fiscal 1996. The overall sales volume decrease was primarily due to increased competition, the sale of the truss and cabinet manufacturing operations in fiscal 1996, the closings of the Conway homecenter in October 1997 and the Rogers contractor yard in November 1997, and the pending closings of Fayetteville, and Rodney Parham locations. The Company had no substantive increase in the variety of products offered or sales territory. The average annual sales per store for fiscal 1997 was $15.9 million compared to $17.7 million for fiscal 1996. Competition has become very intense over the past few years and is expected to continue.

Gross Profit

Gross profit as a percentage of net sales for fiscal 1997 decreased to 22.3% from 24.2% in fiscal 1996, due to increased competition in the contractor division and continued competitive pricing pressures in central and northwest Arkansas. Additionally, in its recent efforts to reduce excess inventory to increase turns, the Company has offered reduced prices which has contributed to lower margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales increased to 28.8% in fiscal 1997 versus 24.9% in fiscal 1996. This increase as a percentage of net sales is primarily the result of the $6.7 million non-recurring charges related to store closings.

Interest Expense

Net interest expense as a percentage of net sales in fiscal 1997 increased to 2.4% from 2.0% in fiscal 1996, primarily as a result of accounting for the debt on the Rogers superstore for a full year. See Note 3 of Notes to Consolidated Financial Statements for additional information on debt and interest.

Income Taxes

Effective income tax rates were (2.5)% and (34.0)% for fiscal years 1997 and 1996, respectively. The effective rate for fiscal 1997 results from the income tax benefit due to the net operating loss (NOL) in fiscal 1997. However, due to the uncertainty regarding future realization of the net operating carryforward, a valuation allowance has been recorded and the full benefit of the NOL has not been recognized. The Company has filed for a federal tax refund of approximately $517,000, which is expected to be received in the second quarter of fiscal 1998. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.

Year Ended January 31, 1997 Compared to Year Ended January 31, 1996
--------------------------------------------------------------------------------

Net Sales

The Company's net sales increased 14.4% to $177.0 million for the year ended January 31, 1997 (fiscal 1996) from $154.7 million for the year ended January 31, 1996 (fiscal 1995). Comparable store sales in fiscal 1996 increased 4.9% over fiscal 1995. The overall sales volume increase was primarily due to the opening of one new home center superstore in late fiscal 1995 which allowed for a full year of operation in fiscal 1996. The Company had no substantive increase in the variety of products offered or sales territory other than the new store. The average annual sales per store for fiscal 1996 was $17.7 million compared to $16.6 million for fiscal

Management's Discussion and Analysis
------------------------------------

1995. Competition has become very intense over the past few years and is expected to continue. During fiscal 1996, Lowe's opened stores in Russellville and Conway, Arkansas, and The Home Depot Inc. opened stores in North Little Rock and Little Rock. These stores have adversely effected the Company's sales and profit levels in these markets and may continue to do so in the future.

Gross Profit

Gross profit as a percentage of net sales for fiscal 1996 decreased to 24.2% from 25.4% in fiscal 1995, due to increased competition in the contractor division and continued competitive pricing pressures in central and northwest Arkansas. As the Company's major competitors seek to gain or retain market share by reducing prices or offering promotional store opening pricing, the Company has been required to lower prices which has further reduced gross margins and profits.

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

Interest Expense

Net interest expense as a percentage of net sales in fiscal 1996 increased to 2.0% from 1.8% in fiscal 1995, primarily as a result of higher interest rates on the variable rate revolving credit facility and additional debt for the new Rogers superstore. See Note 3 of Notes to Consolidated Financial Statements for additional information on debt and interest.

Income Taxes

Effective income tax rates were (34.0)% and (37.0)% for fiscal years 1996 and 1995, respectively. The effective rate for fiscal 1996 results from the income tax benefit due to the net operating loss in fiscal 1996. As a result of the net operating loss carryback, the Company received a federal tax refund of approximately $1,300,000 in the second quarter of fiscal 1997. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.

Liquidity and Capital Resources
-------------------------------

The Company's working capital at January 31, 1998 decreased to $4.0 million from $15.0 million at January 31, 1997, primarily due to lower inventories resulting from the store closings discussed previously.

The Company's primary capital needs are to finance inventories and accounts receivable. During the year ended January 31, 1998, operating activities provided net cash of $9.1 million. Primary sources of cash from operating activities included approximately $10.7 million from decreases in inventories, $1.0 million from decreases in accounts receivable and $0.8 million from decreases in income tax refunds receivable.

Net cash provided by investing activities for the year ended January 31, 1998 was approximately $0.6 million, principally due to proceeds from the sale of property, plant and equipment of $0.8 million. Net cash used in financing activities during fiscal 1997 totaled approximately $9.8 million, primarily from repayments under the revolving credit facility.

The Rogers real estate loan agreement calls for monthly principal payments of $24,510, plus accrued interest, through September 1999, with a final payment of unpaid principal and interest due October 1999. The loan agreement requires the Company to comply with certain financial covenants, which are basically identical to those contained in the revolving credit agreement described above. The Company was in default with each of the three covenants at January 31, 1998; however, as a result of the primary working capital lender waiving defaults under the revolving credit agreement, as discussed above, two of the defaults with respect to the real estate loan agreement are waived under terms of the agreement. With respect to the remaining default, the agreement provides that such defaults constitute "events of acceleration" whereby the note becomes due on demand. The Company has requested that the lender waive this default; however, the Company has not received a waiver, and as a result, has included the entire outstanding principal balance of $4,607,840 in current installments of long-term debt at January 31, 1998, even though no notice of demand by the lender has been received. The Company is current with respect to all payments called for under the loan agreement,

                                            Management's Discussion and Analysis
                                            ====================================

and no other events of default have occurred with respect to the terms of the agreement. If the lender were to demand payment, management believes alternative sources of financing would be available.

Over the past year, as continued losses have been reported and excess availability under the revolver has been restricted, the Company has become past due with several vendors. This has resulted in vendors reducing credit limits. Also, the Company has not been able to take advantage of vendor discounts. The Company estimates that lost discounts in fiscal 1997 were approximately $500,000. The Company recognizes that, to successfully implement its business plan, it must improve relationships and increase credit lines with its trade vendors and the Company has identified several sources of funds with which to accomplish this. Cash from the sale of land parcels and continued reduction of retail inventory at Fayetteville, Rodney Parham and the Russellville stores will provide the Company with the source of funds necessary to pay down vendors. Additionally, from the aforementioned sources of cash, the Company will have the capital available to again take advantage of vendor discounts over time.

At January 31, 1998, the Company owed $16.0 million under its revolving credit agreement with a bank. This agreement, as revised and amended April 1, 1998, provides a revolving credit loan commitment not to exceed the lesser of (a) $25 million, or (b) a borrowing base of 85% and 65% of eligible accounts receivable and eligible inventory, respectively, with inventory availability capped at $14 million and $12.5 million after June 1, 1998. The advance rate on inventory will revert back to its original 55% upon the earlier of either 1.) the sale of the North Fayetteville real estate or 2.) June 30, 1998. Based upon eligible accounts receivable and eligible inventory as of January 31, 1998, the Company had approximately $1.0 million of additional borrowing capacity under the revolving credit agreement. The current revolving credit agreement expires December 20, 1999. Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. The agreement requires that the Company maintain certain financial ratios, meet specified minimum levels of tangible net worth and limit its amount of capital expenditures. The Company was in default with respect to these financial covenants at January 31, 1998; however, the bank has agreed to permanently waive compliance with respect to such defaults and to amend the covenants for fiscal 1998 in exchange for an increase in the interest rate of 50 basis points.

The Company's current ratio was 1.2 to 1 at January 31, 1998 versus 1.5 to 1 at January 31, 1997. The Company's total debt to equity ratio increased to 4.1 to 1 at the end of fiscal 1997 versus 2.37 to 1 at the end of the preceding year. Return on average investment for the three years ended January 31, 1998 ,1997 and 1996 was -59.3%, -17.1%, and -8.7%, respectively.

The auditor of the State of Arkansas has submitted proposed findings to the Company resulting from an audit pursuant to the Arkansas Unclaimed Property Act (the "Act"). The proposed findings, if upheld, would require the Company to pay $92,724 to the State for unclaimed property which is more than seven (7) years old and reserve an additional $250,610 for items which are not yet seven (7) years old. The applicable statutes of limitations set forth in Arkansas law have run with respect to each of those choses in action.

On August 20, 1996, an Order was entered by the Honorable Annabelle Clinton Imber, in the case of Baptist Health, et al v. Gus Wingfield, et al, Pulaski Chancery No. 95-5627, regarding the Act. According to the decision by Judge Imber, Ark. Code Ann. 18-28-216 is unconstitutional and it is the Company's position that the Act cannot be relied upon by the Auditor of the State of Arkansas to collect from the Company on claims for which the applicable statute of limitations has run. Recently the General Assembly of Arkansas amended Code Sec. 18-28-216 in an attempt to deal with the deficiencies identified by Judge Imber. It is the Company's belief that the amendment does not have any retroactive effect and does not speak to the factual situation relating to the Company.

The Company believes the state of Arkansas is prohibited from collecting any unclaimed property which had been on the books for more than five years as of April 1, 1997. The Company believes the statute of limitations has been tolled by the new legislation. The Company currently has no reserve for the proposed assessment. The Company is complying with the Act, as amended, on a go forward basis.

Consolidated Balance Sheets
===========================

January 31, 1998 and 1997

Assets                                                     1998            1997
--------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                        $    111,548         134,086
  Accounts receivable, less allowance for doubtful
    accounts of $281,000 in 1998 and $174,250 in
    1997 (notes 8 and 9)                              9,970,843      11,346,279
  Income tax refunds receivable                         517,118       1,333,892
  Inventories (notes 3 and 7)                        19,173,468      30,809,531
  Prepaid expenses and other                            593,901         592,615
  Deferred income taxes (note 4)                             --         674,237
                                                   ----------------------------
       Total current assets                          30,366,873      44,890,640
                                                   ============================
Property, plant and equipment (notes 3 and 7):
  Land                                                9,073,150       9,638,196
  Buildings and improvements                         17,769,630      21,266,132
  Machinery and equipment                            15,186,112      18,848,886
  Construction in progress                                   --         102,822
                                                   ----------------------------
                                                     42,030,892      49,358,086
  Less accumulated depreciation                      12,745,131      12,086,745
                                                   ----------------------------
       Net property, plant and equipment             29,285,761      37,266,291
                                                   ----------------------------
Other assets, at cost less amortization of
  $1,068,898 in 1998 and $744,122 in 1997 (notes
  7 and 8)                                            2,137,770       2,680,855
                                                   ----------------------------
       Total assets                                $ 61,790,404      84,837,786
                                                   ============================
Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------
Current liabilities:
  Current installments of long-term debt (note 3)  $  9,113,391      11,513,475
  Accounts payable                                   13,200,065      14,994,945
  Accrued expenses (note 7)                           4,003,643       3,351,420
                                                   ----------------------------
       Total current liabilities                     26,817,099      29,859,840
                                                   ----------------------------
Long-term debt, excluding current installments
  (note 3)                                           23,817,099      29,320,227
                                                   ----------------------------
Deferred income taxes (note 4)                               --         497,739
                                                   ----------------------------
Commitments and contingencies (note 3,5,6,7 and 8)

Stockholders' equity (notes 3 and 6):
  Preferred stock, $1.00 par value. Authorized
  5,000,000 shares; no shares issued                         --              --
Common stock, $.01 par value. Authorized 25,000,000
  shares; issued 7,465,958 shares                        74,660          74,660
Additional paid-in capital                           20,831,739      20,831,739
Retained earnings (deficit)                          (7,498,097)      5,517,025
                                                   ----------------------------
                                                     13,413,302      26,423,424
Treasury stock; 323,707 common shares at cost        (1,263,444)     (1,263,444)
                                                   ----------------------------
  Total stockholders' equity                         12,149,858      25,159,980
                                                   ----------------------------
       Total liabilities and stockholders' equity  $ 61,790,404      84,837,786
                                                   ============================

6 The accompanying notes are an integral part of these statements.

           Consolidated Statements of Operations and Retained Earnings (Deficit)
           ---------------------------------------------------------------------

                                     Years ended January 31, 1998, 1997 and 1996

                                                         1998              1997              1996
                                                -------------------------------------------------
Net sales                                       $ 150,756,393       177,000,584       154,658,767
Cost of sales                                     117,072,346       134,103,601       115,368,590
                                                -------------------------------------------------
  Gross profit                                     33,684,047        42,896,983        39,290,177
                                                -------------------------------------------------

Operating expenses:
  Salaries and benefits (note 8)                   22,498,438        26,825,258        24,494,923
  Rent (including $1,542,000 in 1998,
  $1,633,200 in 1997 and $1,652,500 in 1996
  to related parties) (note 5)                      2,074,527         2,330,686         2,417,359
  Depreciation and amortization                     3,233,046         3,315,560         2,882,620
  Nonrecurring charges (note 7)                     6,730,000         1,056,000              --
  Other                                             8,839,205        10,495,374         9,244,202
                                                -------------------------------------------------
                                                   43,375,216        44,022,878        39,039,104
                                                -------------------------------------------------
    Operating income (loss)                        (9,691,169)       (1,125,895)          251,073
                                                -------------------------------------------------

Interest expense, net of amounts capitalized        3,659,573         3,582,776         2,787,331
                                                -------------------------------------------------
    Loss before income taxes                      (13,350,742)       (4,708,671)       (2,536,258)

Income taxes (note 4)                                (340,620)       (1,600,948)         (938,416)
                                                -------------------------------------------------
    Net loss                                      (13,010,122)       (3,107,723)       (1,597,842)

Retained earnings at beginning of year              5,517,025         8,624,748        10,222,590
                                                -------------------------------------------------
Retained earnings (deficit) at end of year      $  (7,493,097)        5,517,025         8,624,748
                                                -------------------------------------------------

Loss per share (basic and diluted) (note 1)     $       (1.82)            (0.44)            (0.22)
                                                -------------------------------------------------

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
-------------------------------------

Years ended January 31, 1998, 1997 and 1996


                                                                                        1998              1997              1996
                                                                               -------------------------------------------------
Cash flows from operating activities:
  Net loss                                                                     $(13,010,122)       (3,107,723)       (1,597,842)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Provision for losses on accounts receivable                                     404,762           785,743           702,438
    Depreciation                                                                  2,870,479         3,023,330         2,703,783
    Amortization of other assets                                                    362,567           292,280           178,837
    Loss (gain) on sale of property, plant and equipment                            138,028           (29,108)         (408,055)
    Increase in cash surrender value of life insurance                              (23,984)         (138,978)          (70,210)
    Nonrecurring charges (note 7)                                                 6,100,000                 -                 -
    Deferred income tax expense (benefit)                                           176,498          (269,768)          171,910
    Changes in assets and liabilities:
     Accounts receivable                                                            970,674          (620,521)          319,282
     Income tax refunds receivable                                                  816,774          (223,566)         (992,599)
     Inventories                                                                 10,711,063           518,346        (1,896,405)
     Prepaid expenses and other                                                      (1,286)          544,537           (68,679)
     Accounts payable                                                              (400,104)         (847,470)        8,452,932
     Accrued expenses                                                                11,276           392,404            33,169
                                                                               -------------------------------------------------
   Net cash provided by operating activities                                      9,126,625           319,461         7,528,561
                                                                               -------------------------------------------------

Cash flows from investing activities:
  Additions to property, plant and equipment                                       (399,255)       (1,165,481)      (13,474,115)
  Proceeds from sale of property, plant and equipment                               837,225           277,808           604,412
  Decrease (increase) in other assets                                               204,502          (372,172)         (302,829)
                                                                               -------------------------------------------------
   Net cash provided by (used in) investing activities                              642,472        (1,260,295)      (13,172,532)
                                                                               -------------------------------------------------

Cash flows from financing activities:
  Proceeds from long-term debt                                                    4,836,176        15,016,840        29,264,626
  Repayments of long-term debt                                                  (14,627,816)      (14,071,971)      (23,667,399)
                                                                               -------------------------------------------------
   Net cash provided by (used in) financing activities                           (9,791,640)         (944,869)        5,597,227
                                                                               -------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                (22,543)            4,035           (46,744)
Cash and cash equivalents at beginning of year                                      134,086           130,051           176,795
                                                                               -------------------------------------------------
Cash and cash equivalents at end of year                                       $    111,543           134,086           180,051
                                                                               -------------------------------------------------

Supplemental disclosures:
  Interest paid, net of amounts capitalized                                    $  3,713,342         3,398,526         2,896,348
  Income taxes paid, net of refunds received                                     (1,338,892)       (1,107,619)         (117,727)
  Noncash investing and financing activities:
   Settlement of accounts payable for note payable                                1,394,776                 -                 -
   Sale of fixed assets for note receivable                                               -           275,000                 -
   Acquisition of equipment by repossession (note 7)                                      -           350,000                 -
   Acquisition of fixed assets for notes payable                                          -           298,712           209,402
   Acquisition of other assets for notes payable                                          -           408,786                 -
                                                                               -------------------------------------------------


The accompanying notes are an integral part of these statements.

                                      Notes to Consolidated Financial Statements
                                      ------------------------------------------

                                                 January 31, 1998, 1997 and 1996

(1) Summary of Significant Accounting Policies

    National Home Centers, Inc. ("Company"), is a full-line retailer of home improvement products and building materials, with nine locations in Arkansas. The Company serves retail consumers and professional contractors primarily in Arkansas, Oklahoma, Missouri and Kansas.

    (a) Basis of Presentation
        The consolidated financial statements include the financial statements of National Home Centers, Inc. and its wholly-owned subsidiary, Crystal Valley Properties, Inc., whose operations are insignificant. All intercompany balances and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current year presentation, with no effect on previously reported losses.

    (b) Cash Equivalents
        Cash equivalents include cash and short-term, highly liquid investments with maturities of three months or less when acquired.

    (c) Inventories
        Inventories, which are comprised primarily of merchandise purchased for resale, are stated at the lower of average cost or market.

    (d) Store Preopening Costs
        Store preopening costs, which consist primarily of payroll and other general and administrative costs, are deferred until stores are open and then amortized over a period of twelve months. Amortization of preopening costs is included in other selling, general and administrative expenses and amounted to $441,329 and $521,792 in 1997 and 1996, respectively (none in 1998).

    (e) Property, Plant and Equipment
        Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, as follows: buildings, 40 years; improvements, 10 years; and machinery and equipment, 5 to 10 years. Equipment under capital leases is amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including renewal options, or the estimated useful lives of the assets. The Company capitalizes interest as part of the cost of assets which it constructs for its own use; however, no interest was capitalized in 1998 or 1997.

        Statement of Financial Accounting Standards (SFAS) No. 121, Accounting
                                                                    ----------
        for the Impairment of Long-Lived Assets and for Long-Lived Assets
        -----------------------------------------------------------------
        Expected to be Disposed of, was issued in March 1995. The Company
        --------------------------
        adopted this statement in 1997.

    (f) Other Assets
        Other assets include cash surrender values of life insurance policies, covenants not to compete, notes receivable, deferred loan costs, premiums advanced on life insurance policies (note 8) and miscellaneous other assets. Amortization of covenants not to compete and deferred loan costs is provided on the straight-line method, which in the case of deferred loan costs is not significantly different from the interest method, over the terms of the agreements.

    (g) Advertising Costs
        In 1996, the Company adopted the provisions of American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 93-7, "Reporting of Advertising Costs". The SOP requires all advertising costs to be expensed in the year in which those costs are incurred, or the first time the advertising takes place, except for certain direct response advertising. Prior to the adoption of SOP No. 93-7, which did not have a significant impact on earnings, the Company expensed advertising costs over the related useful periods.

Notes to Consolidated Financial Statements
==========================================

     (h) Accrued Expenses
         Accrued expenses include the estimated costs of the Company's uninsured portion of unpaid claims incurred for workers' compensation and employee medical expenses. Management believes that the amount at year end is adequate to cover unpaid expenses relating to these claims.

     (i) Income Taxes
         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective taxes bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are excepted to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (j) Loss Per Share
         In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share ("SFAS No. 128"), establishing
                            ------------------
         new standards for computing and presenting earnings per share. The provisions of SFAS No. 128 are effective for financial statements issued for periods ending after December 15, 1997. The Company has adopted SFAS No. 128 effective January 31, 1998 and all loss per share amounts for all periods have been presented and, where appropriate, restated to conform to the SFAS No. 128 requirements. Basic losses per common share were computed by dividing the loss by the weighted average number of shares outstanding during the period (7,142,251 in 1998, 1997 and 1996). Diluted losses per common share were computed in the same manner as basic losses per share due to the Company incurring losses from continuing operations and net losses for the years ended January 31, 1998, 1997 and 1996.

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

     (l) Fair Value of Financial Instruments
         The carrying value of cash equivalents, accounts receivable, income tax refunds receivable, accounts payable and accrued expenses approximated fair value as of January 31, 1998 and 1997, because of the relatively short-term maturity of these instruments. The fair value of long-term debt, including current installments, is calculated by discounting future principal and interest payments at the interest rate currently available to the Company for debt with similar terms and remaining maturities. The fair value of long-term debt does not significantly differ from its carrying value.

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

     (n) Year 2000 Issue
         The efficient operation of the Company's business is dependent in part on its computer software programs and operating systems. These programs and systems are used in several key areas of the Company's business, including merchandise purchasing, inventory management, pricing, sales, shipping and financial reporting, as well as in various administrative functions. The Company has been evaluating its programs and systems to identify potential year 2000 compliance problems. These actions are necessary to ensure that the programs and systems will recognize and process the year 2000 and beyond. It is anticipated that modification or replacement of most of the Company's programs and systems will be necessary to make such programs and systems year 2000 compliant. The Company is communicating with suppliers and others to coordinate year 2000 conversion.

         Based on present information, the Company believes that it will be able to achieve year 2000 compliance by upgrading its key programs and systems to those that are already year 2000 compliant. However, no assurance can be given that these efforts will be successful. The Company does not except expenditures associated with achieving year 2000 compliance to have a material effect on its financial results in 1998.

                                      Notes to Consolidated Financial Statements
                                      ------------------------------------------

(2) Going Concern Matters
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the years ended January 31, 1998, 1997 and 1996, the Company incurred losses of $13,010,122, $3,107,723, and $1,597,842, respectively. These recurring losses, among other factors, may indicate that the Company will be unable to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. As described in note 3, the Company was not in compliance with certain covenants of its revolving credit agreement at January 31, 1998; however, a waiver of these violations was obtained from the bank. The revolving credit agreement has been amended, effective April 1, 1998, with availability subject to a revised formula. In addition, as described in note 3, the Company was also in default with covenants contained in a real estate loan agreement at January 31, 1998.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its revolving credit agreement, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability. As described in note 7, the Company implemented restructuring plans involving the closing of certain stores as of, or subsequent to, January 31, 1998. Through these store closings, management expects to eliminate the operating losses associated with the stores involved. In addition, management expects these store closings to provide cash through the liquidation of the related assets, net of the reduction in related debt. The Company has agreements to sell real estate associated with stores to be closed, which are expected to net approximately $3.4 million, after paying off the related mortgage debt. In addition, the Company has agreements to sell additional parcels of real estate for approximately $3.6 million.

(3) Long-Term Debt                                                           1998              1997
---------------------------------------------------------------------------------------------------
Long-term debt consists of the following:

Notes payable to bank under revolving credit agreement               $ 16,042,254        21,720,292
Notes payable, secured by real estate:
  10.42% note (Rogers property); principal and interest payable
   monthly; balance due October 1999                                    4,607,840         4,901,960
  8.75% note (Fayetteville property); principal and interest
   payable monthly; balance due August 1999                             3,078,722         4,049,044
  10.00% note (Conway property); principal and interest payable
   monthly; balance due June 2000                                       2,825,684         2,879,712
Notes payable, secured by equipment:
  6.25%-8.36% notes; principal and interest payable monthly
   through March 2001                                                   1,608,271         2,950,992
  9.85% notes; principal and interest payable monthly through
   October 2000                                                         1,143,914         1,497,844
  9.93% notes; principal and interest payable monthly through
   October 1999                                                           634,632           997,278
  8.18% notes; principal and interest payable monthly through
   June 1999                                                              406,073           724,339
Other notes payable; weighted average interest rate of 8.26%;
  principal and interest payable monthly through various dates          2,089,448         1,112,241
                                                                     ------------------------------
                                                                       32,436,838        40,833,702
Less current installments                                               9,113,391        11,513,475
                                                                     ------------------------------
  Long-term debt, excluding current installments                     $ 23,323,447        29,320,227
                                                                     ------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

The Company's revolving credit agreement with a bank, as revised and amended effective April 1, 1998, provides a revolving credit loan commitment not to exceed the lesser of (a) $25 million, or (b) a borrowing base of 85% and 65% of eligible accounts receivable and eligible inventory, respectively, with inventories capped at $14 million. Borrowings under the agreement are based on the bank's Reference Rate, which reflects the bank's prime rate (8.50% at January 31, 1998) plus 1.50%. In addition, the Company pays a commitment fee of 0.25% based on the unused portion of the line.

Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. In addition, the agreement requires that the Company comply with the following financial covenants: (i) minimum interest coverage ratio, (ii) minimum adjusted tangible net worth, and (iii) debt-to-adjusted tangible net worth ratio. The Company was in default with respect to each of these covenants at January 31, 1998; however, the bank has agreed to permanently waive compliance with respect to such defaults and to amend the covenants. Management of the Company believes it will be in compliance with the amended debt covenants up to and including January 31, 1999. However, there can be no assurance that additional waivers will not be required in the future or, if required, that the lender will grant them.

Based upon eligible accounts receivable and eligible inventory as of January 31, 1998, the Company had approximately $1.0 million of additional available borrowing capacity under the revolving credit agreement as of that date. The current revolving credit agreement expires on December 20, 1999.

The Rogers real estate loan agreement calls for monthly principal payments of $24,510, plus accrued interest, through September 1999, with a final payment of unpaid principal and interest due October 1999. The loan agreement requires the Company to comply with certain financial covenants, which are basically identical to those contained in the revolving credit agreement described above. The Company was in default with each of the three covenants at January 31, 1998; however, as a result of the primary working capital lender waiving defaults under the revolving credit agreement, as discussed above, two of the defaults with respect to the real estate loan agreement are waived under terms of the agreement. With respect to the remaining default, the agreement provides that such defaults constitute "events of acceleration" whereby the note becomes due on demand. The Company has requested that the lender waive this default; however, the Company has not received a waiver, and as a result, has included the entire outstanding principal balance of $4,607,840 in current installments of long-term debt at January 31, 1998, even though no notice of demand by the lender has been received. The Company is current with respect to all payments called for under the loan agreement, and no other events of default have occurred with respect to the terms of the agreement. If the lender were to demand payment, management believes alternative sources of financing would be available.

Borrowings under the other real estate loan agreements are secured by first real estate mortgages on the Company's retail facilities in Fayetteville and Conway, Arkansas, respectively. Substantially all of the Company's furniture, fixtures, machinery and equipment, as well as certain real estate, are pledged as collateral under the Company's long-term debt agreements.

The aggregate annual maturities of long-term debt for the five years subsequent to January 31, 1998, are as follows: 1999, $9,113,391; 2000, $19,672,358; 2001,
$3,617,773; 2002, $23,245; and 2003, $10,071. Annual maturities for year 2000 include borrowings under the Company's revolving credit agreement described above.

(4) Income Taxes
Income tax benefit consists of the following:

                                  1998                 1997               1996
                          ------------------------------------------------------
Current:
  Federal                 $  (516,144)          (1,329,235)        (1,106,946)
  State                          (974)              (1,950)            (3,380)
                          ------------------------------------------------------
                             (517,118)          (1,331,185)        (1,110,326)
                          ------------------------------------------------------
Deferred:
  Federal                     227,595               (6,866)           327,018
  State                       (51,097)            (262,897)          (155,108)
                          ------------------------------------------------------
                              176,498             (269,763)           171,910
                          ------------------------------------------------------
                          $  (340,620)          (1,600,948)          (938,416)
                          ------------------------------------------------------

                                      Notes to Consolidated Financial Statements
                                      ------------------------------------------

Income tax benefit differs from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax losses from operations as a result of the following:

                                                   1998        1997        1996
                                           -------------------------------------

     Computed "expected" income taxes      $(4,539,252)  (1,600,948)  (862,328)

     Increase (decrease) in income taxes
       resulting from:
         State income taxes, net of
           Federal income tax effect           (34,367)    (174,799)  (104,602)
         Increase in valuation allowance     4,209,171      203,699         --
         Other, net                             23,828      (28,900)    28,514
                                           -------------------------------------
                                           $  (340,620)  (1,600,948)  (938,416)
                                           -------------------------------------

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at January 31, 1998 and 1997 are presented below:

                                                                                   1998               1997
                                                                            --------------------------------
  Deferred tax assets:

    Accounts receivable, due to allowance for doubtful accounts             $   107,624             66,720
    Inventories, due to costs not currently deductible for tax
     purposes                                                                   501,947            217,491
    Accrued expenses not currently deductible                                   681,185            390,026
    Valuation allowance for property, plant and equipment                     1,736,089                 --
    Net operating loss and other carryforwards                                2,480,984            434,177
    Other                                                                        36,523             15,653
                                                                            --------------------------------
      Total gross deferred tax assets                                         5,544,352          1,124,067
    Valuation allowance                                                      (4,969,672)          (229,402)
                                                                            --------------------------------
      Deferred tax assets                                                       574,680            894,665

  Deferred tax liabilities:
    Property, plant and equipment, due to differences in depreciation           574,680            718,167
                                                                            --------------------------------
      Net deferred tax asset                                                $        --            176,498
                                                                            --------------------------------
  Presented in the accompanying consolidated balance sheet as:
    Current deferred asset, net                                                      --            674,237
    Noncurrent deferred liability, net                                               --           (497,739)
                                                                            --------------------------------
                                                                            $        --            176,498
                                                                            --------------------------------

At January 31, 1998, the Company had Federal and state net operating loss (NOL) and other tax carryforwards, the tax effect of which is $2,272,483, which expire as follows: 1999, $5,509; 2000, $149,325; 2001, $191,030; 2002, $287,616; 2005
through 2011, $2,909; and 2012, $1,636,094. In addition, the Company has an alternative minimum tax credit carryforward of $208,501 at January 31, 1998, which has an indefinite carryforward period. Ultimate realization of deferred tax assets, which include these tax carryforwards and deductible temporary differences, is dependent upon many factors, including the Company's ability to generate adequate future taxable income in specific taxing jurisdictions within the carryforward periods. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. As a result of the uncertainty regarding future realization, the valuation allowance has been increased by $4,740,270 during 1997 in order to fully reserve net deferred tax assets as of January 31, 1998.

Notes to Consolidated Financial Statements
------------------------------------------

(5) Leases

The Company's principal stockholder ("stockholder") owns certain real property which he leases to the Company under various operating lease agreements. The following table summarizes these related party leases:

                                                                                            Rent expense for
Property                            Lease                     Monthly                    year ended January 31,
location                            expiration                 rental             1998             1997             1996
------------------------------------------------------------------------------------------------------------------------
Springdale                          August, 2002           $   36,000          408,000          432,000          432,000
Fort Smith                          August, 2002               20,000          228,000          240,000          240,000
North Little Rock                   August, 2002               52,000          624,000          624,000          624,000
Springdale - cabinet facility       May, 2002                  10,000          118,000          114,000          114,000
Bentonville                         May, 2002                   9,500           98,000          108,000          108,000
Rogers                              May, 2002                   6,200           66,000           74,400           74,400
Oklahoma City                       Expired in 1997              --               --             40,800           60,100
                                                           -------------------------------------------------------------
                                                           $  133,700        1,542,000        1,633,200        1,652,500
                                                           -------------------------------------------------------------

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

During 1996, the Company ceased operations at the cabinet facility (see note 7). During 1997, the Company agreed to sublease the property to a third party at $19,000 per month. The Company received $95,000 in 1997 under this sublease agreement. Also during 1997, the stockholder granted the Company certain reductions in monthly rental payments totaling $58,400, which have been reflected in the schedule above. As of January 31, 1998, all rental payments had been restored to monthly rentals per the agreements, as reflected in the schedule above.

The Company also leases properties from unrelated parties under noncancellable operating lease agreements which expire at various dates through 2008. Future minimum lease payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of January 31, 1998 are as follows:

                                        Related
                                         party             Other         Total
                                      ------------------------------------------
   Year ending January 31,
   1999                               $  1,604,400        459,660      2,064,060
   2000                                  1,604,400        426,660      2,031,060
   2001                                  1,604,400        407,210      2,011,610
   2002                                  1,604,400        374,760      1,979,160
   2003                                    858,800        374,760      1,233,560
   Later years                                --        1,308,150      1,308,150
                                      ------------------------------------------
   Total minimum lease payments       $  7,276,400      3,351,200     10,627,600
                                      ------------------------------------------

(6) Capital Stock

The Company's Articles of Incorporation authorize the Board of Directors to issue shares of preferred stock in series, and to determine the number of shares in each series and to fix the designation, preferences, rights, voting powers, restrictions, dividends, qualifications and terms and conditions thereof. As of January 31, 1998, the Company has issued no shares of its preferred stock.

                                      Notes to Consolidated Financial Statements
                                      ------------------------------------------

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

Under the long-term performance plan, certain directors and key employees are eligible for awards granted under the plan in the form of, or combination thereof, stock options, stock appreciation rights, or restricted shares of the Company's common stock. The Company has authorized 300,000 shares to be awarded under the plan. The amount, terms and conditions of any award under the plan are subject to certain limitations set forth therein. As of January 31, 1998, no options for shares of the Company's common stock had been issued under the long-term performance plan.

Under the incentive compensation plan, certain salaried employees of the Company are eligible to receive a bonus each fiscal year based on the Company's performance in that year. Bonuses may be paid, at the Company's option, either in cash or stock units. Bonuses awarded in the form of stock units will be converted into cash or common stock upon termination of the participant's employment. As of January 31, 1998, no awards had been made under the incentive compensation plan.

(7) Nonrecurring Charges

During 1997, the Company announced plans to restructure its operations which included closing several stores. The stores involved are primarily home center locations which had incurred continuing operating losses in recent years. During 1997, the Company closed two stores (in Conway and Rogers, Arkansas) and subsequent to January 31, 1998, closed two additional stores (in Little Rock and Fayetteville, Arkansas). In addition, in March 1998, management announced plans to close the home center portion of the Russellville, Arkansas store. Closing these stores will eliminate the continued losses which these stores have incurred and will provide cash as a result of selling the related assets, including real estate. As a result of these store closings, the Company recorded a pre-tax nonrecurring charge of $6,730,000 for the year ended January 31, 1998 (of which $6,100,000 was recorded in the fourth quarter), as follows:

Charges relating to stores to be closed
 subsequent to January 31, 1998:
    Writedowns of assets to net realizable values:
       Inventories                                       $    925,000
       Equipment                                            1,030,000
       Buildings                                            1,885,500
       Leasehold improvements                               1,618,500
                                                         ------------
        Total writedowns of assets                          5,459,000
                                                         ------------
    Accrued charges:
       Severance benefits                                     127,000
       Lease obligations                                      397,000
       Other                                                  117,000
                                                         ------------
        Total accrued charges                                 641,000
                                                         ------------
                                                            6,100,000
Losses, primarily on inventory and equipment,
 for stores closed during 1997                                630,000
                                                         ------------
  Total nonrecurring charge -
   year ended January 31, 1998                           $  6,730,000
                                                         ------------

Writedowns of assets to net realizable values represent noncash charges for asset impairments and disposals of assets directly associated with the closing of the stores discussed above. The Company owns the real estate located in Conway and Fayetteville, and has entered into agreements to sell these properties for approximately $9 million (net of related costs to sell), which is less than the carrying amount of these assets.

Notes to Consolidated Financial Statements
------------------------------------------

The Company leases the other locations under operating lease agreements. Leasehold improvements associated with stores being closed have been evaluated based upon the expected future cash flows (noncancellable lease payments net of projected sublease income), and have been written down to recognize impairment.

Accrued severance charges represent amounts expected to be paid in 1998 prior to or upon the closing of the remaining stores. Accrued lease obligations include noncancellable operating lease payments (net of projected sublease income) subsequent to the date the stores cease operations, the majority of which are expected to be paid in 1998. Other accrued charges include taxes, insurance and other continuing costs which are expected to be incurred subsequent to the date the stores cease operations, and which are expected to be paid in 1998. All of the accrued charges are directly associated with the closing of the stores discussed above; no losses from normal operating activities have been accrued for the period subsequent to January 31, 1998.

During November 1996, the Company entered into an agreement with American Quality Manufacturing Corporation ("AQMC") to sell its cabinet manufacturing unit, Cabinet Craft. The transaction consisted of the sale of inventory ($900,000) and equipment ($700,000), and a cash advance of $100,000, in exchange for notes receivable totaling $1.7 million. The notes are due in monthly installments of principal and interest (7%) through November 2001, and are collateralized by security interests in the related equipment and inventory.

In December 1996, AQMC ceased operations at its two Arkansas facilities, including Cabinet Craft. In addition, the Company was informed that AQMC had been placed into an involuntary bankruptcy proceeding. As a result, the Company fully reserved the notes receivable as part of a pre-tax nonrecurring charge of $1,056,000 for the year ended January 31, 1997. This amount (which was previously reported as part of other selling, general and administrative expenses, but which has been reclassified for the current year presentation) is net of recoverable assets, as follows:

     Notes receivable charged-off                           $ 1,700,000
     Fair market value of equipment recoverable                (350,000)
     Deferred gain from sale of inventory and equipment        (294,000)
                                                            -----------

       Total nonrecurring charge -
         year ended January 31, 1997                        $ 1,056,000
                                                            -----------

AQMC's primary lender had asserted claims regarding the sale of the Cabinet Craft to AQMC. The lender is also one of the Company's lenders, and is the lender with respect to the Rogers real estate loan agreement discussed in note
3. The lender claimed to be a secured creditor of AQMC and had asserted a priority interest in the equipment and inventory of AQMC with respect to which the Company also claimed an interest. In addition, the lender claimed that it was owed certain amounts pursuant to the Company's purchase of inventory from AQMC under terms of the Sales Agreement and for other purchases from AQMC.

Under a settlement agreement with the lender dated June 13, 1997, the Company settled all claims with the lender with respect to the sale of the Cabinet Craft assets to AQMC. Under the agreement, the Company agreed to pay the lender $425,000 in settlement of accounts payable, which had been recorded as of January 31, 1997. In return, the Company received the rights to the Cabinet Craft equipment and inventory. The equipment had been recorded at its estimated fair value of $350,000 at January 31, 1997, while the inventory, valued at $117,000 at the date of the settlement agreement, had not previously been recognized. This settlement resulted in a net gain of $161,000 during 1997.

Also during November 1996, the Company completed the sale of its truss manufacturing unit. The transaction consisted of the sale of equipment for cash and notes receivable totaling $325,000, resulting in a gain before income taxes of $202,000.

(8) Commitments and Contingencies

The Company advances premiums under a split-dollar life insurance agreement with a trust which owns two $10 million joint life insurance policies on the lives of the Company's principal stockholder and his wife. The Company has a security interest in the policies' cash surrender values and death benefits and, upon termination of the policies, is entitled to reimbursement of the amounts advanced, without interest. The Company has a guarantee from the stockholder securing any deficiency in cash surrender value if the policies

                                      Notes to Consolidated Financial Statements
                                      ------------------------------------------

are terminated before cash surrender value exceeds actual premiums advanced. The Company had advanced premiums of $1,278,938 and $912,498 as of January 31, 1998 and 1997, respectively (included in other assets in the accompanying consolidated balance sheets).

The Company sponsors the National Home Centers, Inc. 401(k) Retirement Plan, in which employees are eligible to participate after they complete one year of service and reach age 21. Company contributions to the plan each year are made at a discretionary amount determined by the Company's Board of Directors. The Company's contributions to the plan were $48,736, $52,935 and $38,697 for the years ended January 31, 1998, 1997 and 1996, respectively.

The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of the facts, management believes the resolution of claims and pending litigation will not have a material adverse effect on the Company's consolidated financial statements.

(9) Valuation and Qualifying Accounts

The following provides an analysis of the Company's allowances for doubtful trade accounts receivable and notes receivable for the years ended January 31, 1998, 1997 and 1996:

                                           Balance at     Additions    Write-offs,   Balance at
                                           beginning       charged      net of         end of
Allowance for doubtful:                    of period      to expense   recoveries      period
                                           ---------------------------------------------------
Trade accounts receivable:
  Year ended January 31, 1998              $ 174,250       404,762       298,012       281,000
                                           ---------------------------------------------------
  Year ended January 31, 1997                147,000       785,743       758,493       174,250
                                           ---------------------------------------------------
  Year ended January 31, 1996                150,000       702,438       705,438       147,000
                                           ---------------------------------------------------
Notes receivable:

  Year ended January 31, 1998              $      --            --            --            --
                                           ---------------------------------------------------
  Year ended January 31, 1997 (note 7)            --     1,700,000     1,700,000            --
                                           ---------------------------------------------------
  Year ended January 31, 1996                     --            --            --            --
                                           ---------------------------------------------------

Report of Independent Public Accountants
----------------------------------------

To the Board of Directors of
National Home Centers, Inc.:

We have audited the accompanying consolidated balance sheets of National Home Centers, Inc. and subsidiary as of January 31, 1998 and 1997, and the related consolidated statements of operations and retained earnings (deficit) and cash flows for each of the two years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of National Home Centers, Inc. and subsidiary, as of January 31, 1996, were audited by other auditors whose report, dated March 1, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Home Centers, Inc. and subsidiary as of January 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses, has a retained deficit and is experiencing difficulty in generating sufficient cash flows to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                         Arthur Andersen LLP


  Fayetteville, Arkansas
  April 1, 1998

18