Form 10-K/A, Exhibit 13
period 1998-01-31
NATIONAL HOME CENTERS INC
filed 1998-05-28
CIK 899630

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

Consolidated Balance Sheets
===========================

January 31, 1998 and 1997

Assets                                                     1998            1997
--------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                        $    111,543         134,086
  Accounts receivable, less allowance for doubtful
    accounts of $281,000 in 1998 and $174,250 in
    1997 (notes 8 and 9)                              9,970,843      11,346,279
  Income tax refunds receivable                         517,118       1,333,892
  Inventories (notes 3 and 7)                        19,173,468      30,809,531
  Prepaid expenses and other                            593,901         592,615
  Deferred income taxes (note 4)                             --         674,237
                                                   ----------------------------
       Total current assets                          30,366,873      44,890,640
                                                   ============================
Property, plant and equipment (notes 3 and 7):
  Land                                                9,073,150       9,638,196
  Buildings and improvements                         17,769,630      21,268,132
  Machinery and equipment                            15,188,112      18,343,886
  Construction in progress                                   --         102,822
                                                   ----------------------------
                                                     42,030,892      49,353,036
  Less accumulated depreciation                      12,745,131      12,086,745
                                                   ----------------------------
       Net property, plant and equipment             29,285,761      37,266,291
                                                   ----------------------------
Other assets, at cost less amortization of
  $1,068,898 in 1998 and $744,122 in 1997 (notes
  7 and 8)                                            2,137,770       2,680,855
                                                   ----------------------------
       Total assets                                $ 61,790,404      84,837,786
                                                   ============================
Liabilities and Stockholders' Equity
--------------------------------------------------------------------------------
Current liabilities:
  Current installments of long-term debt (note 3)  $  9,113,391      11,513,475
  Accounts payable                                   13,200,065      14,994,945
  Accrued expenses (note 7)                           4,003,643       3,351,420
                                                   ----------------------------
       Total current liabilities                     26,317,099      29,859,840
                                                   ----------------------------
Long-term debt, excluding current installments
  (note 3)                                           23,323,447      29,320,227
                                                   ----------------------------
Deferred income taxes (note 4)                               --         497,739
                                                   ----------------------------
Commitments and contingencies (note 3,5,6,7 and 8)

Stockholders' equity (notes 3 and 6):
  Preferred stock, $1.00 par value. Authorized
  5,000,000 shares; no shares issued                         --              --
Common stock, $.01 par value. Authorized 25,000,000
  shares; issued 7,465,958 shares                        74,660          74,660
Additional paid-in capital                           20,831,739      20,831,739
Retained earnings (deficit)                          (7,493,097)      5,517,025
                                                   ----------------------------
                                                     13,413,302      26,423,424
Treasury stock; 323,707 common shares at cost        (1,263,444)     (1,263,444)
                                                   ----------------------------
  Total stockholders' equity                         12,149,858      25,159,980
                                                   ----------------------------
       Total liabilities and stockholders' equity  $ 61,790,404      84,837,786
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

Consolidated Statements of Cash Flows
-------------------------------------

Years ended January 31, 1998, 1997 and 1996


                                                                                        1998              1997              1996
                                                                               -------------------------------------------------
Cash flows from operating activities:
  Net loss                                                                     $(13,010,122)       (3,107,723)       (1,597,842)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Provision for losses on accounts receivable                                     404,762           785,743           702,438
    Depreciation                                                                  2,870,479         3,023,330         2,703,783
    Amortization of other assets                                                    362,567           292,230           178,837
    Loss (gain) on sale of property, plant and equipment                            138,028           (29,108)         (408,055)
    Increase in cash surrender value of life insurance                              (23,984)         (138,978)          (70,210)
    Nonrecurring charges (note 7)                                                 6,100,000                 -                 -
    Deferred income tax expense (benefit)                                           176,498          (269,763)          171,910
    Changes in assets and liabilities:
     Accounts receivable                                                            970,674          (620,521)          319,282
     Income tax refunds receivable                                                  816,774          (223,566)         (992,599)
     Inventories                                                                 10,711,063           518,346        (1,896,405)
     Prepaid expenses and other                                                      (1,286)          544,537           (68,679)
     Accounts payable                                                              (400,104)         (847,470)        8,452,932
     Accrued expenses                                                                11,276           392,404            33,169
                                                                               -------------------------------------------------
   Net cash provided by operating activities                                      9,126,625           319,461         7,528,561
                                                                               -------------------------------------------------

Cash flows from investing activities:
  Additions to property, plant and equipment                                       (399,255)       (1,165,431)      (13,474,115)
  Proceeds from sale of property, plant and equipment                               837,225           277,308           604,412
  Decrease (increase) in other assets                                               204,502          (372,172)         (302,829)
                                                                               -------------------------------------------------
   Net cash provided by (used in) investing activities                              642,472        (1,260,295)      (13,172,532)
                                                                               -------------------------------------------------

Cash flows from financing activities:
  Proceeds from long-term debt                                                    4,836,176        15,016,840        29,264,626
  Repayments of long-term debt                                                  (14,627,816)      (14,071,971)      (23,667,399)
                                                                               -------------------------------------------------
   Net cash provided by (used in) financing activities                           (9,791,640)          944,869         5,597,227
                                                                               -------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                (22,543)            4,035           (46,744)
Cash and cash equivalents at beginning of year                                      134,086           130,051           176,795
                                                                               -------------------------------------------------
Cash and cash equivalents at end of year                                       $    111,543           134,086           130,051
                                                                               -------------------------------------------------

Supplemental disclosures:
  Interest paid, net of amounts capitalized                                    $  3,713,342         3,398,526         2,896,348
  Income taxes paid, net of refunds received                                     (1,333,892)       (1,107,619)         (117,727)
  Noncash investing and financing activities:
   Settlement of accounts payable for note payable                                1,394,776                 -                 -
   Sale of fixed assets for note receivable                                               -           275,000                 -
   Acquisition of equipment by repossession (note 7)                                      -           350,000                 -
   Acquisition of fixed assets for notes payable                                          -           298,712           209,402
   Acquisition of other assets for notes payable                                          -           408,786                 -
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