Form 10-K, Exhibit 13
period 1999-01-31
NATIONAL HOME CENTERS INC
filed 1999-05-03
CIK 899630

                                                                    Exhibit 13.1

LETTER TO SHAREHOLDERS

National Home Centers continues to rebuild the Company which so many customers have trusted since 1968. The management and employees have been working to refocus on our main customer, the contractor. We feel better about our prospects than anytime over the past few years.

For the fiscal year ending January 31, 1999, the Company incurred a net loss of $2.96 million versus a loss of $13.0 million last year. Net sales decreased to $104.7 million compared to $150.8 million last year. Comparable store sales decreased 13%. We ended the year operating eight facilities versus ten in the same period a year ago. EBITDA (earnings before interest, taxes, depreciation and amortization) improved to $962,000 in fiscal 1998 from $(6,500,000) last year, an improvement of over $7.4 million.

Beginning in the summer of 1997 and as discussed in last year's shareholder letter, we began an extensive overhaul of our business and operations. We requested a consulting group affiliated with Arthur Andersen LLP to assist us with this process. We are pleased to report that after several months, we have completed the following with regard to our four main strategies:

     1.   Close under-performing facilities -

     During the year we closed and sold two large retail facilities and related assets. We also reduced the size of another retail store from 90,000 to 30,000 square feet.

     2.   Recapitalize the Company -

     The Company renewed the working capital line of credit with a new four year $20 million revolving line of credit and we are in compliance with all covenants at fiscal year end. We have renewed our vendor relationships and have been current with payments since July 1998, allowing us to take advantage of discounts offered. Working capital went from $4 million at 1/31/98 to $11 million at 1/31/99. We lowered our debt-to-worth ratio from
     4.1 to 1 at 1/31/98 to 2.5 to 1 at 1/31/99.

     3.   Monetize certain assets -

     By selling off various real estate, buildings and equipment, we generated proceeds of over $20 million which we used to pay down debt. We plan to have all debt on our equipment paid within the next several months. In addition, we reduced exposure to slower turning inventory and improved our turns from 4.3 last year to 5.7 in fiscal 1998.

     4.   Redirect the customer focus to professional contractors

     For fiscal 1998, 69% of revenues were created from contractors versus 55% last year. Our long-term goal is 85% of revenues from contractors.

While much has been accomplished, we still have a few other assets which we plan to divest later in the year, which could create additional cash flow. Assuming interest rates remain in the same range as they are now, we have an opportunity to be profitable in 1999, which is the main goal of our business plan. As the Company continues to improve its cash flow and income statement, we plan to continue to explore industry consolidation possibilities, including, but not limited to, purchases of other contractor-related companies, which was our primary growth vehicle in the 1970's and 1980's.

We believe we have withstood a challenging four-year period and have adapted to changes in the home improvement industry to make ourselves a viable player in this region of the country. Just selling building materials for a low price won't get the job done. Success in this industry is earned by constantly being creative, innovative and loyal to our shareholders, employees and customers.

Thanks for your continued interest in our Company.

Sincerely,

/s/ Dwain A. Newman      /s/ Danny R. Funderburg

Dwain A. Newman          Danny R. Funderburg
Chairman, CEO            President, COO

                           National Home Centers, Inc.
                      Selected Consolidated Financial Data

(in thousands, except selected operating and per share data)

                                                For Fiscal Year Ending January 31,
Statement of Operations Data:            1999        1998      1997       1996      1995
------------------------------------------------------------------------------------------
Net sales                             $ 104,746    150,756    177,001    154,659   151,356
Cost of sales                            81,121    117,072    134,104    115,369   110,321
                                      ----------------------------------------------------
Gross profit                             23,625     33,684     42,897     39,290    41,035
Selling, general and administrative
  expenses                               24,422     43,375     44,023     39,039    36,777
                                      ----------------------------------------------------
Operating income (loss)                    (797)    (9,691)    (1,126)       251     4,258
Interest expense, net                    (2,162)    (3,660)    (3,583)    (2,787)   (1,735)
                                      ----------------------------------------------------
Earnings (loss) before income taxes      (2,959)   (13,351)    (4,709)    (2,536)    2,523
Income tax expense (benefit)                  0       (341)    (1,601)      (938)      990
                                      ----------------------------------------------------
Net earnings (loss)                   $  (2,959)   (13,010)    (3,108)    (1,598)    1,533
                                      ----------------------------------------------------
Earnings (loss) per share             $   (0.41)     (1.82)     (0.44)     (0.22)     0.21
                                      ----------------------------------------------------
Weighted average number of common
  shares outstanding                      7,142      7,142      7,142      7,142     7,157
                                      ----------------------------------------------------
Selected Financial Data:
Total assets                          $  32,193     61,790     84,838     86,761    73,877
Long-term debt                           12,427     23,323     29,320     30,808    30,425
Net property, plant and equipment         7,899     29,286     37,266     39,699    28,915
Stockholders' equity                      9,190     12,150     25,160     28,268    29,866

Selected Operating Data:
Number of stores at end of
  period (1)                                  8         10         13         13        12
Average total sales per square
  foot -
Retail and Contractor (2)             $     250        202        229        238       275
Comparable store sales increase
  (decrease)                              (12.5)%    (12.3)%      4.9%      (3.6)%     8.6%

(1) The number of stores for previous years has been restated in order to be consistent with the current year presentation.

(2)  Net sales divided by average retail square feet for the period.

                      Management's Discussion and Analysis
                 of Financial Condition and Results of Operation

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the related notes thereto and the Company's audited financial statements and the related notes thereto appearing elsewhere in this annual report.

RESULTS OF OPERATIONS

Net sales for the three fiscal years ended January 31, 1999, and the respective total and comparable store percentage increases (decreases) were:

                                                 Total Company          Comparable Store
Year Ended January 31,        Net Sales      Increases (Decreases)    Increases (Decreases)
                  1999      $ 104,745,826            (31)%                    (13)%
                  1998        150,756,393            (15)%                    (12)%
                  1997        177,000,584             14%                       5%

YEAR ENDED JANUARY 31, 1999 COMPARED TO YEAR ENDED JANUARY 31, 1998

NET SALES - The Company's net sales decreased 30.5% to $104.7 million for the year ended January 31, 1999 (fiscal 1998) from $150.8 million for the year ended January 31, 1998 (fiscal 1997). Comparable store sales in fiscal 1998 decreased 12.5% from fiscal 1997. The overall sales volume decrease was primarily due to the increased competition, the closing of the Rodney Parham retail store (Little
Rock) in late fiscal 1997 and the closing of the Fayetteville and west Rogers retail stores in fiscal 1998. The Company had no substantive increase in the variety of products offered or its sales territory. The average annual sales per store for fiscal 1998 was $15.8 million compared to $15.9 million for fiscal 1997. Competition has become very intense over the past few years and is expected to continue.

GROSS PROFIT - Gross profit as a percentage of net sales for fiscal 1998 increased to 22.6% from 22.3% in fiscal 1997, even though increased competition exists in the contractor division and there are continuing competitive pricing pressures in central and northwest Arkansas. Additionally, in its recent efforts to reduce retail inventory to increase inventory turnover, the Company had less closeout merchandise which has contributed to higher margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses as a percentage of net sales decreased to 23.3% in fiscal 1998 versus 28.8% in fiscal 1997. This decrease as a percentage of net sales is primarily due to the closing of the two large retail stores which incurred higher operating expenses and as a result of the $6.7 million non-recurring charge for the store closings in fiscal 1997.

INTEREST EXPENSE - Net interest expense as a percentage of net sales in fiscal 1998 decreased to 2.1% from 2.4% in fiscal 1997, primarily as a result of paying off the debt (which led to decreased interest expense) on the Fayetteville and west Rogers retail stores. See Note 3 of Notes to Consolidated Financial Statements for additional information on debt and interest.

INCOME TAXES - Effective income tax rates were 0% and (2.5)% for fiscal years 1998 and 1997, respectively. The effective rate for fiscal 1998 results from the income tax benefit due to the net operating loss (NOL) in fiscal 1998. However, due to the uncertainty regarding future realization of the net operating loss carryforward, a valuation allowance has been recorded and the full benefit of the NOL has not been recognized. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.

YEAR ENDED JANUARY 31, 1998 COMPARED TO YEAR ENDED JANUARY 31, 1997

NET SALES - The Company's net sales decreased 14.8% to $150.8 million for the year ended January 31, 1998 (fiscal 1997) from $177.0 million for the year ended January 31, 1997 (fiscal 1996). Comparable store sales in fiscal 1997 decreased 12.3% from fiscal 1996. The overall sales volume decrease was primarily due to the increased competition, the sale of the truss and cabinet manufacturing operations in fiscal 1996, the closing of the Conway homecenter in October 1997, the Rogers contractor yard in November 1997, and the pending closings of the Fayetteville and Rodney Parham retail stores. The Company had no substantive increase in the variety of products offered or sales territory. The average annual sales per store for fiscal 1997 was $15.9 million compared to $17.7 million for fiscal 1996. Competition has become very intense over the past few years and is expected to continue.

GROSS PROFIT - Gross profit as a percentage of net sales for fiscal 1997 decreased to 22.3% from 24.2% in fiscal 1996, due to increased competition in the contractor division, and continued competitive pricing pressures in central and northwest Arkansas. Additionally, in its recent efforts to reduce excess inventory to increase inventory turnover, the Company has offered reduced prices which has contributed to lower margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses as a percentage of net sales increased to 28.8% in fiscal 1997 versus 24.9% in fiscal 1996. This increase as a percentage of net sales is primarily due to the lower net sales for fiscal 1997 as many of the expenses are fixed expenses and as a result of the $6.7 million non-recurring charge for the store closings.

INTEREST EXPENSE - Net interest expense as a percentage of net sales in fiscal 1997 increased to 2.4% from 2.0% in fiscal 1996, primarily as a result of having the debt on the Rogers superstore for a full year. See Note 3 of Notes to Consolidated Financial Statements for additional information on debt and interest.

INCOME TAXES - Effective income tax rates were (2.5)% and (34.0)% for fiscal years 1997 and 1996, respectively. The effective rate for fiscal 1997 results from the income tax benefit due to the net operating loss (NOL) in fiscal 1997. However, due to the uncertainty regarding future realization of the net operating loss carryforward, a valuation allowance has been recorded and the full benefit of the NOL has not been recognized. The Company filed for a federal tax refund of approximately $517,000, which was received in the second quarter of fiscal 1998. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to changes in interest rates on a majority of its total debt. See Note 3 to the consolidated financial statements for discussion of the Company's total debt. Any increases in interest rates could also affect the ability of the Company to collect accounts receivable from customers. The Company depends on the market for favorable long term mortgage rates to help generate sales and create housing turnover. Should mortgage rates increase substantially, the Company could have difficulty generating sales. The Company's exposure to commodity markets for lumber, plywood and other building materials does fluctuate in pricing but is limited to what is held in inventory as the Company does not trade commodity futures or options. Quotes to customers for proposed products to be sold are short-term and increases or decreases in commodity pricing are generally passed on to the customer. The Company has no foreign sales and accepts payment only in US dollars; therefore it is not subject to any currency exchange rate risk.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at January 31, 1999 increased to $10.9 million from $4.0 million at January 31, 1998, primarily due to store closings and cash generated which allowed the Company to pay down debt and to bring its accounts payable vendors to a current payment status.

The Company's primary capital needs are to finance inventories and accounts receivable. During the year ended January 31, 1999, operating activities used net cash of $0.6 million. Primary sources of cash from operating activities included approximately $5.8 million from decreases in inventories, $2.1 million from a decrease in accounts receivable and $0.5 million from decreases in income tax receivable. The primary use of cash was an approximate $8.2 million decrease in accounts payable and $1.4 million from net loss including depreciation.

Net cash provided by investing activities for the year ended January 31, 1999 was approximately $19.3 million, principally due to proceeds from the sale of property, plant and equipment for $20.3 million.

Net cash used in financing activities during fiscal 1998 totaled approximately $18.8 million, primarily for repayments under the revolving credit facility and other mortgage debt.

At January 31, 1999, the Company owed $10.8 million under its revolving credit agreement with a bank. This agreement provides a revolving credit loan commitment not to exceed the lesser of (i) $20 million, or (ii) a borrowing base of 85% and

65% of eligible accounts receivable and eligible inventory, respectively, with receivable and inventory availability each capped at $10 million. Based upon eligible accounts receivable and eligible inventory as of January 31, 1999, the Company had approximately $2.5 million of additional borrowing capacity under the revolving credit agreement. The current revolving credit agreement expires July 14, 2002. Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. The Company was in compliance with all covenants at January 31, 1999.

The Company's current ratio was 2.0 to 1 at January 31, 1999 versus 1.2 to 1 at January 31, 1998. The Company's total debt to equity ratio decreased to 2.5 to 1 at the end of fiscal 1998 versus 4.1 to 1 at the end of the preceding year. Return on average investment for the three years ended January 31, 1999, 1998 and 1997 was (28.5)%, (59.3)% and (17.1)%, respectively.

YEAR 2000 ISSUES

The issues dealing with Year 2000 (Y2K) are complex and widespread with various assessments being made regarding the impact of how most technology-based platforms will react on January 1, 2000. Information systems and programs may not process data properly. The Company has determined which of its systems require upgrading and is in the process of implementing various hardware and software changes which should allow the Company to be prepared internally for the date change. Various third parties have been hired to assist with the Y2K conversion. The Company's main third party software provider has started installing new Y2K compliant software, which should be completed by the end of the first quarter of fiscal 1999. All other systems, especially older personal computers, are either being upgraded or replaced with new systems.

All costs and expenses associated with the Y2K project are being expensed as incurred. The total cost of the project is estimated at $250,000. The Company does not expect the cost to have a material impact on the financial statements. While management is addressing the Y2K issue, there is no guarantee the target completion dates can be accomplished or would not have an adverse effect on the Company.

The Company has contacted its key financial institutions and suppliers to access their Y2K compliance and will continue to monitor such compliance until year-end. There can be no assurance that such financial institutions, suppliers, customers or other third parties will be ready and in compliance. A failure by one or more of these entities could adversely affect the Company's business and its ability to generate invoices and orders and could also impede collection of accounts receivable or tracking of inventory. To date, the Company has not established a formal contingency plan, due to uncertainty of the extent which the Company may be affected.

FORWARD-LOOKING STATEMENTS

Many issues discussed in this annual report are forward-looking statements made under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed or implied by such forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties. The Company does not undertake to publicly update or revise its forward looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Factors that could cause actual results to differ materially include, but are not limited to the following: the strength and extent of new and existing competition; the Company's ability to maintain competitive pricing in its markets; the Company's ability to make its management information systems year 2000 compliant; the Company's ability to maintain adequate levels of vendor support; the Company's ability to maintain adequate levels of lender support; the ability of the Company to increase sales; the Company's ability to attract, train and retain experienced, quality employees; the Company's ability to dispose of excess real estate and other assets; general economic conditions; housing turnover; interest rates; weather; and other factors described from time to time in the Company's Securities and Exchange Commission filings. Actual events or results may differ materially from those described above and those further set forth by the Form 10-K and in the Definitive Proxy Statement.

                           Consolidated Balance Sheets
                            January 31, 1999 and 1998

     Assets                                         1999             1998
     ------                                         ----             ----
Current assets:
     Cash and cash equivalents                 $     57,984         111,543
     Accounts receivable, less allowance for
       doubtful accounts of $730,000 in 1999
       and $281,000 in 1998 (notes 3 and 9)       7,447,984       9,970,843
     Income tax refunds receivable                       --         517,118
     Inventories (notes 3 and 7)                 13,414,136      19,173,468
     Prepaid expenses and other                     525,518         593,901
                                               ------------      ----------
     Total current assets                        21,445,622      30,366,873
                                               ------------      ----------

Property, plant and equipment
     notes 3 and 7):
     Land                                         1,433,846       9,073,150
     Buildings and improvements                   5,864,697      17,769,630
     Machinery and equipment                     10,308,362      15,188,112
                                               ------------      ----------

                                                 17,606,905      42,030,892
     Less accumulated depreciation                9,707,900      12,745,131
                                               ------------      ----------
          Net property, plant and equipment       7,899,005      29,285,761
                                               ------------      ----------

Other assets, at cost less amortization of
     $287,700 in 1999 and $1,068,900 in 1998
     (notes 7 and 8)                              2,848,046       2,137,770
                                               ------------      ----------
Total assets                                   $ 32,192,673      61,790,404
                                               ------------      ----------

     Liabilities and Stockholders' Equity
     ------------------------------------
Current liabilities:
     Current installments of long-term debt
     (note 3)                                  $  1,259,463       9,113,391
     Accounts payable                             5,013,027      13,200,065
     Accrued expenses (note 7)                    4,302,926       4,003,643
                                               ------------      ----------
          Total current liabilities              10,575,416      26,317,099
                                               ------------      ----------

Long-term debt, excluding current
     installments (note 3)                       12,426,842      23,323,447
                                               ------------      ----------

Commitments and contingencies (notes 3,
     5, 6, 7 and 8)

Stockholders' equity (note 6):
     Preferred stock, $1.00 par value
          Authorized 5,000,000 shares;
          no shares issued                               --              --
     Common stock, $.01 par value
          Authorized 25,000,000 shares;
          issued 7,465,958 shares                    74,660          74,660
     Additional paid-in capital                  20,831,739      20,831,739
     Accumulated deficit                        (10,452,540)     (7,493,097)
                                               ------------      ----------

                                                 10,453,859      13,413,302
     Treasury stock; 323,707 common
          shares at cost                         (1,263,444)     (1,263,444)
                                               ------------      ----------

          Total stockholders' equity              9,190,415      12,149,858
                                               ------------      ----------
          Total liabilities and stock-
               holders' equity                 $ 32,192,673      61,790,404
                                               ------------      ----------

        The accompanying notes are an integral part of these statements.

                      Consolidated Statements of Operations
                   and Retained Earnings (Accumulated Deficit)

                   Years ended January 31, 1999, 1998 and 1997

                                             1999           1998              1997
                                             ----           ----              ----
Net sales                             $ 104,745,826      150,756,393      177,000,584
Cost of sales                            81,121,118      117,072,346      134,103,601
                                      -------------      -----------      -----------
     Gross profit                        23,624,708       33,684,047       42,896,983
                                      -------------      -----------      -----------

Operating expenses:
     Salaries and benefits (note 8)      15,506,681       22,498,438       26,825,258
     Rent (note 5)                        1,704,078        2,074,527        2,330,686
     Depreciation and amortization        1,759,353        3,233,046        3,315,560
     Nonrecurring charges (note 7)               --        6,730,000        1,056,000
     Other                                5,451,981        8,839,205       10,495,374
                                      -------------      -----------      -----------
                                         24,422,093       43,375,216       44,022,878
                                      -------------      -----------      -----------
     Operating loss                        (797,385)      (9,691,169)      (1,125,895)

Interest expense                          2,162,058        3,659,573        3,582,776
                                      -------------      -----------      -----------
Loss before income taxes                 (2,959,443)     (13,350,742)      (4,708,671)

Income taxes (note 4)                            --         (340,620)      (1,600,948)
                                      -------------      -----------      -----------
     Net loss                            (2,959,443)     (13,010,122)      (3,107,723)

Retained earnings (accumulated
  deficit):
     Beginning of year                   (7,493,097)       5,517,025        8,624,748
                                      -------------      -----------      -----------
     End of year                      $ (10,452,540)      (7,493,097)       5,517,025
                                      -------------      -----------      -----------

Loss per share (basic and
  diluted) (note 1)                   $       (0.41)           (1.82)           (0.44)
                                      -------------      -----------      -----------

        The accompanying notes are an integral part of these statements.

                     Consolidated Statements of Cash Flows

                  Years ended January 31, 1999, 1998 and 1997

                                                    1999             1998            1997
                                                    ----             ----            ----
Cash flows from operating activities:
     Net loss                                  $ (2,959,443)    (13,010,122)     (3,107,723)
     Adjustments to reconcile net loss to
       net cash provided by (used in)
       operating activities:
          Provision for losses on accounts
            receivable                              389,828         404,762         785,743
          Depreciation                            1,586,899       2,870,479       3,023,330
          Amortization of other assets              172,454         362,567         292,230
          Loss (gain) on sale of property,
            plant and equipment                    (311,547)        138,028         (29,108)
          Increase in cash surrender value
            of life insurance                      (107,960)        (23,984)       (138,978)
          Nonrecurring charges (note 7)                  --       6,100,000              --
          Deferred income tax expense
            (benefit)                                    --         176,498        (269,763)
          Changes in assets and liabilities:
               Accounts receivable                2,133,031         970,674        (620,521)
               Income tax refunds receivable        517,118         816,774        (223,566)
               Inventories                        5,759,332      10,711,063         518,346
               Prepaid expenses and other            68,383          (1,286)        544,537
               Accounts payable                  (8,187,038)       (400,104)       (847,470)
               Accrued expenses                     299,283          11,276         392,404
                                               ------------     -----------      ----------
          Net cash provided by (used in)
            operating activities                   (639,660)      9,126,625         319,461
                                               ------------     -----------      ----------

Cash flows from investing activities:
     Additions to property, plant and
       equipment                                   (144,420)       (399,255)     (1,165,431)
     Proceeds from sale of property, plant
       and equipment                             20,255,824         837,225         277,308
     Decrease (increase) in other assets           (774,770)        204,502        (372,172)
                                               ------------     -----------      ----------
          Net cash provided by (used in)
            investing activities                 19,336,634         642,472      (1,260,295)
                                               ------------     -----------      ----------
Cash flows from financing activities:
     Proceeds from long-term debt                14,267,636       4,836,176      15,016,840
     Repayments of long-term debt               (33,018,169)    (14,627,816)    (14,071,971)
                                               ------------     -----------      ----------
          Net cash provided by (used in)
            financing activities                (18,750,533)     (9,791,640)        944,869
                                               ------------     -----------      ----------
Net increase (decrease) in cash and
  cash equivalents                                  (53,559)        (22,543)          4,035
Cash and cash equivalents at beginning
  of year                                           111,543         134,086         130,051
                                               ------------     -----------      ----------
Cash and cash equivalents at end of year       $     57,984         111,543         134,086
                                               ------------     -----------      ----------
Supplemental disclosures:
     Interest paid                             $  2,301,535       3,713,342       3,398,526
     Income taxes refunded                          517,118       1,333,892       1,107,619
     Noncash investing and financing
       activities:
          Settlement of accounts payable
            for note payable                             --       1,394,776              --
          Sale of fixed assets for note
            receivable                                   --              --         275,000
          Acquisition of equipment by
            repossession (note 7)                        --              --         350,000
          Acquisition of fixed assets for
            notes payable                                --              --         298,712
          Acquisition of other assets for
            notes payable                                --              --         408,786

        The accompanying notes are an integral part of these statements.

                  Notes to Consolidated Financial Statements

                        January 31, 1999, 1998 and 1997

(1)  Summary of Significant Accounting Policies
     ------------------------------------------
     National Home Centers, Inc. ("Company") is a full-line retailer of home improvement products and building materials, with eight locations in Arkansas. The Company serves retail consumers and professional contractors primarily in Arkansas, Oklahoma and Missouri.

     (a)  Basis of Presentation
          ---------------------
          The consolidated financial statements include the financial statements of National Home Centers, Inc. and its wholly- owned subsidiary, Crystal Valley Properties, Inc., whose operations are insignificant. All intercompany balances and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current year presentation, with no effect on previously reported losses.

     (b)  Cash Equivalents
          ----------------
          Cash equivalents include cash and short-term, highly liquid investments with maturities of three months or less when acquired.

     (c)  Inventories
          -----------
          Inventories, which are comprised primarily of merchandise purchased for resale, are stated at the lower of average cost or market.

     (d)  Store Preopening Costs
          ----------------------
          Store preopening costs, which consist primarily of payroll and other general and administrative costs, are deferred until stores are open and then amortized over a period of twelve months. Amortization of preopening costs is included in other selling, general and administrative expenses and amounted to $441,329 in fiscal year 1997 (none in 1999 and 1998).

     (e)  Property, Plant and Equipment
          -----------------------------
          Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings, 40 years; improvements, 10 years; and machinery and equipment, 5 to 10 years. Equipment under capital leases is amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including renewal options, or the estimated useful lives of the assets. The Company capitalizes interest as part of the cost of assets which it constructs for its own use; however, no interest was capitalized in fiscal year 1999 or 1998.

     (f)  Long-Lived Assets
          -----------------
          In fiscal year 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of
                                               --------------------------------
          Long-Lived Assets and for Long-Lived Assets Expected to be Disposed
           ------------------------------------------------------------------
          of, which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management has evaluated the Company's long-lived assets for purposes of SFAS No. 121 and has recognized related impairment losses of $100,000 and $4,534,000 in fiscal years 1999 and 1998, respectively (none in 1997). The impairment losses recognized in fiscal year 1998 are directly related to the Company's restructuring activities discussed in note 7, and are therefore included in |nonrecurring charges in the accompanying consolidated statement of operations.

     (g)  Other Assets
          ------------
          Other assets include cash surrender values of life insurance policies, covenants not to compete, notes receivable, deferred loan costs, premiums advanced on life insurance policies (note 8) and miscellaneous other assets. Amorti- zation of covenants not to compete and deferred loan costs is provided on the straight-line method, which in the case of deferred loan costs is not significantly different from the interest method, over the terms of the agreements.



                                                                     (Continued)

     (h)  Advertising Costs
          -----------------
          Advertising costs are accounted for in accordance with American Institute of Certified Public Accountants' Statement of Position ("SOP") No. 93-7, Reporting of Advertising Costs, which requires all
                            ------------------------------
          advertising costs to be expensed in the year in which those costs are incurred, or the first time the advertising takes place, except for certain direct response advertising.

     (i)  Accrued Expenses
          ----------------
          Accrued expenses include the estimated costs of the Company's uninsured portion of unpaid claims incurred for workers' compensation and employee medical expenses. Management believes that the amount at year-end is adequate to cover unpaid expenses relating to these claims.

     (j)  Income Taxes
          ------------
          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


      (k) Loss Per Share
          --------------
          In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share ("SFAS No. 128"), establishing
                             ------------------
          new standards for computing and presenting earnings per share. The provisions of SFAS No. 128 are effective for financial statements issued for periods ending after December 15, 1997. The Company has adopted SFAS No. 128 effective January 31, 1998, and all loss per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements. Basic losses per common share were computed by dividing the loss by the weighted average number of shares outstanding during the period (7,142,251 for the years ended January 31, 1999, 1998 and 1997).
          Diluted losses per common share were computed in the same manner as basic losses per share due to the Company incurring losses from continuing operations and net losses for the years ended January 31, 1999, 1998 and 1997.

      (l) Credit Risk
          -----------
          Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Substantially all of the Company's receivables are from a large number of building contractors located in Arkansas. Accordingly, the Company's credit risk is affected by general economic conditions in Arkansas and in the construction industry.


      (m) Fair Value of Financial Instruments
          -----------------------------------
          The carrying value of cash equivalents, accounts receivable, income tax refunds receivable, accounts payable and accrued expenses approximated fair value as of January 31, 1999 and 1998, because of the relatively short-term maturity of these instruments. The fair value of long-term debt, including current installments, is calculated by discounting future principal and interest payments at the interest rate currently available to the Company for debt with similar terms and remaining maturities. The fair value of long-term debt does not significantly differ from its carrying value.

      (n) Use of Estimates
          ----------------
          The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


      (o) Year 2000 Issue
          ---------------
          The efficient operation of the Company's business is dependent in part on its computer software programs and operating systems. These programs and systems are used in several key areas of the Company's business, including merchandise purchasing, inventory management, pricing, sales, shipping and financial reporting, as well as in various administrative functions. The Company has been evaluating its programs and systems to identify potential year 2000 compliance problems. These actions are necessary to ensure that the programs and systems will recognize and process the year 2000 and beyond. It is anticipated that modification or replacement of most of the Company's programs and systems will be necessary to make such programs and systems year 2000 compliant. The Company is communicating with suppliers and others to coordinate year 2000 conversion.

          Based present information, the Company believes that it will be able to achieve year 2000 compliance by upgrading its key programs and systems to those that are already year 2000 compliant. However, no assurance can be given that these efforts will be successful. The Company does not expect expenditures associated with achieving year 2000 compliance to have a material effect on its financial results for the year ended January 31, 2000.

                                                                     (Continued)

     (2)  Going Concern Matters
          ---------------------
          The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient operating cash flow to meet its obligations on a timely basis, to comply with the terms of its revolving credit agreement, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability.

          Prior to 1993, the majority of the Company's sales were from professional contractor customers. Beginning in 1993, the Company undertook significant efforts to expand the retail portion of its business. Over a three-year period, the Company established four large-format retail building material/home improvement stores, which increased sales to retail customers to 48% of the Company's total sales during fiscal year 1997. However, the Company's profitability during this period decreased dramatically, primarily due to high operating costs associated with these new stores, and the erosion of retail sales volumes and margins attributable to competition from large national retail chains, which entered the Company's markets during this period.

          The Company incurred losses of $2,959,443, $13,010,122 and $3,107,723, for the years ended January 31, 1999, 1998 and 1997, respectively, the majority of which are attributable to its retail operations. In fiscal year 1998, the Company made decisions to restructure its operations, which ultimately involved the closing or selling of four of its retail stores and substantially reformatting another. The objectives of the restructuring were to (1) eliminate those stores with substantial recurring operating losses, (2) generate cash from the liquidation of the related assets, and (3) return to a substantially contractor-oriented business.

          As described in note 7, during fiscal year 1999, the Company completed substantially all of its restructuring efforts by closing certain retail-oriented stores. In addition, certain real estate and equipment associated with the closed stores, and certain other real estate, were sold, and inventory levels significantly reduced. Total cash provided from these sales of approximately $21 million has been primarily used to reduce debt and accounts payable. The reduction in debt has resulted in substantially lower interest expense for fiscal year 1999 compared to fiscal year 1998. In addition, subsequent to the restructuring, a substantially higher percentage of accounts payable balances are current. This has resulted in improved vendor relations, with fewer required prepayments on inventory purchases, and more early-payment discounts.

          The Company's sales to contractor customers increased to approximately 70% of the Company's total sales during fiscal year 1999, compared to 55% for fiscal year 1998, and management expects such sales to further increase in fiscal year 2000. Management believes that the increased emphasis on contractor operations will lead to significant improvements in operating results, due primarily to substantially lower operating costs and more consistent sales volumes and margins associated with contractor operations.

          In addition, as described in note 3, the Company obtained a new revolving credit agreement during fiscal year 1999. The new agreement provides increased borrowing capability compared to the amount which would have been available under the previous revolving credit facility. The new agreement contains no financial covenants with which the Company must comply.

     (3)  Long-Term Debt
          --------------

Long-term debt consists of the following:

                                                                                              1999           1998

         Notes payable under revolving credit agreements                                  $    10,762,351    16,042,254
         Notes payable-principal and interest payable monthly:
           Secured by real estate:
           10% note, secured by real property in Conway, AR; balance due May 2001               1,884,038     2,825,684
           Note, secured by real property in Rogers, AR                                                --     4,607,840
           Note, secured by real property in Fayetteville, AR                                          --     3,078,722
         Secured by equipment:
           8.31% notes, final payment due December 2000                                           433,204     1,608,271
           9.42% notes, final payment due August 1999                                             197,914       634,632
           7.46% notes, final payment due June 1999                                                94,829       406,073
         Other notes                                                                                   --     1,143,914

Other notes payable; weighted average interest rate of 8.46%; due at various dates
                                                                                                  313,969     2,089,448
                                                                                             ------------  ------------
                                                                                               13,686,305    32,436,838
         Less current installments                                                              1,259,463     9,113,391
                                                                                             ------------  ------------
         Long-term debt, excluding current installments                                   $    12,426,842    23,323,447
                                                                                             ------------  ------------


                                                                     (Continued)

     In July 1998, the Company entered into a new revolving credit agreement with a lender. The agreement provides a revolving credit loan commitment not to exceed the lesser of (a) $20 million or (b) a borrowing base of 85% and 65% of eligible accounts receivable and eligible inventory, respectively, with sublimits on advances of $10 million each. Borrowings under the agreement are based on prime (7.75% at January 31, 1999) plus 0.50%. The Company also pays a commitment fee of 0.25% based on the average unused amount of the line. In addition, the Company paid fees in connection with obtaining the loan of approximately $396,000, which are being amortized over the term of the loan. The new agreement replaces a similar revolving credit agreement with another lender.

     Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. Based upon eligible accounts receivable and eligible inventory as of January 31, 1999, the Company had approximately $2.5 million of additional available borrowing capacity under the revolving credit agreement as of that date. The current revolving credit agreement expires on July 14, 2002.

     Borrowings under the real estate loan agreement at January 31, 1999, are secured by a first real estate mortgage on real estate located in Conway, Arkansas. In March 1999, the lender agreed to extend the maturity date of this loan to May 2001 and to reduce the interest rate from 10% to 9%. Substantially all of the Company's furniture, fixtures, machinery and equipment, as well as certain real estate, are pledged as collateral under the Company's long-term debt agreements.

     The aggregate annual maturities of long-term debt for the five years subsequent to January 31, 1999, are as follows: 2000, $1,259,463; 2001, $957,636; 2002, $697,382; 2003, $10,771,824; and 2004, none. Annual maturities for fiscal year 2003 include borrowings under the Company's revolving credit agreement described above.

      (4) Income Taxes
          ------------
      Income tax benefit consists of the following:

                                                                                                1999           1998           1997
                                                                                                ----           ----           ----
Current:
   Federal                                                                               $        --       (516,144)    (1,329,235)
   State                                                                                          --           (974)        (1,950)
                                                                                         -----------     ----------   ------------
                                                                                                  --       (517,118)    (1,331,185)
                                                                                         -----------     ----------   ------------
Deferred:
   Federal                                                                                        --        227,595         (6,866)
   State                                                                                          --        (51,097)      (262,897)
                                                                                         -----------     ----------   ------------
                                                                                                  --        176,498       (269,763)
                                                                                         -----------     ----------   ------------
                                                                                         $        --       (340,620)    (1,600,948)
                                                                                         -----------     ----------   ------------

Income tax benefit differs from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax losses from operations as a result of the following:
                                                                                                1999           1998           1997
                                                                                                ----           ----           ----
Computed "expected" income taxes                                                         $(1,006,210)    (4,539,252)    (1,600,948)
Increase (decrease) in income taxes resulting from:
   State income taxes, net of Federal income tax effect                                     (124,064)       (34,367)      (174,799)
Increase in valuation allowance                                                            1,135,001      4,209,171        203,699
Other, net                                                                                    (4,727)        23,828        (28,900)
                                                                                         -----------     ----------   ------------
                                                                                         $        --       (340,620)    (1,600,948)
                                                                                         -----------     ----------   ------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at January 31, 1999 and 1998, are presented below:

                                                                                                               1999           1998
                                                                                                               ----           ----
    Deferred tax assets:
         Accounts receivable, due to allowance for doubtful accounts                                    $   279,517        107,624
         Inventories, due to costs not currently deductible for tax purposes                                145,370        501,947
         Accrued expenses not currently deductible                                                          521,641        681,185
         Valuation allowance for property, plant and equipment                                              758,632      1,736,089
         Net operating loss and other carryforwards                                                       4,444,330      2,480,984
         Other                                                                                               57,392         36,523
                                                                                                          ---------      ---------
         Total gross deferred tax assets                                                                  6,206,882      5,544,352
         Valuation allowance for deferred tax assets                                                     (6,104,673)    (4,969,672)
                                                                                                         ----------     ----------
         Deferred tax assets                                                                                102,209        574,680
Deferred tax liabilities:
    Property, plant and equipment, due to differences in depreciation                                       102,209        574,680
                                                                                                            -------        -------
Net deferred tax asset                                                                                  $        --             --
                                                                                                         -----------       -------

                                                                     (Continued)

At January 31, 1999, the Company had Federal and state net operating loss (NOL) and other tax carryforwards which expire as follows:

    Year ending January 31,
    2000                                                             $     5,509
    2001                                                                 241,909
    2002                                                                 310,075
    2003                                                                 449,858
    2004                                                                 326,709
    2006 through 2012                                                      4,408
    2013                                                               4,802,631
    2019                                                               5,138,025
    Indefinite expiration (alternative minimum tax credit)               208,501
                                                                      ----------
    Total                                                            $11,487,625
                                                                      ----------
  Ultimate realization of deferred tax assets, which include these tax carryforwards and deductible temporary differences, is dependent upon many factors, including the Company's ability to generate adequate future taxable income in specific taxing jurisdictions within the carryforward periods. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. As a result of the uncertainty regarding future realization, the valuation allowance has been increased by $1,135,001 during the year ended January 31, 1999, in order to fully reserve net deferred tax assets.

(5)  Leases
     ------
     The Company's principal stockholder, together with his wife
     ("stockholders"), own certain real property which is leased to the Company under various operating lease agreements. The following table summarizes these related party leases:

                                                          Rent expense for
                                                        year ended January 31,
 Property              Lease         Monthly            ----------------------
 location           expiration        rental       1999         1998         1997
 --------           ----------       -------       ----         ----         ----
Springdale          August,2002   $   36,000      390,000      408,000      432,000
Fort Smith          August,2002       20,000      216,000      228,000      240,000
North Little Rock   August,2002       52,000      594,000      624,000      624,000
Bentonville         May,2002           9,500      106,500       98,000      108,000
Cabinet facility-
Springdale          Terminated            --       20,000      118,000      114,000
Rogers              Terminated            --           --       66,000       74,400
Oklahoma City       Terminated            --           --           --       40,800
                                       -----    ---------    ---------    ---------
                                  $  117,500    1,326,500    1,542,000    1,633,200
                                     -------    ---------    ---------    ---------

     The leases for the Springdale, Fort Smith and North Little Rock properties are assigned as collateral under a loan agreement between the stockholders and the Arkansas Teacher Retirement System ("ATRS"). Proceeds from this loan were used by the stockholders to finance the purchase of the Springdale and Fort Smith properties from the Company, to retire their mortgage indebtedness on the North Little Rock property and to pay off other loans to the Company for various real estate financing. The ATRS loan is also secured by a mortgage and security agreement on these properties and an assignment of a $1 million life insurance policy on the principal stockholder.

     During fiscal years 1999 and 1998, the stockholders granted the Company certain reductions in monthly rental payments totaling $103,500 and $58,400, respectively, which have been reflected in the schedule above. Monthly rentals per the table above reflect amounts per the lease agreements as of January 31, 1999. As of that date, the monthly concession granted the Company amounted to $34,500. The stockholders reserve the right to increase monthly payments to the amounts per the lease agreements, but have waived any claims with respect to past rent reductions.

     During fiscal year 1997, the Company ceased operations at the cabinet facility (see note 7). Beginning in fiscal year 1998, the Company subleased the cabinet facility to a third party for $19,000 per month. The Company received $38,000 and $95,000 for the years ended January 31, 1999 and 1998, respectively, under the sublease agreement. During fiscal year 1999, the stockholders and the Company agreed to terminate the lease agreements for the cabinet facility as well as the Rogers property, and the stockholders agreed to release the Company from all obligations with respect to these leases. In conjunction with the termination of the cabinet facility lease, the Company sold the related leasehold improvements to the stockholders for $525,000 (resulting in a pre-tax loss of $18,500).

                                                                     (Continued)

     The Company also leases properties from unrelated parties under noncancellable operating lease agreements, which expire at various dates through 2008, with options to extend the lease terms for additional periods of up to ten years. The lease agreements with the stockholders contain options to extend the lease terms for additional periods of up to twenty years. Future minimum lease payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of January 31, 1999, are as follows:

                                Related
                                 party          Other       Total
                                 -----          -----       -----
 Year ending January 31,

      2000                     $1,410,000      462,400    1,872,400
      2001                      1,410,000      443,200    1,853,200
      2002                      1,410,000      377,800    1,787,800
      2003                        794,000      374,800    1,168,800
      2004                        275,600      275,600
      Later years                      --    1,032,500    1,032,500
                                ---------    ---------    ---------
  Total minimum lease payments $5,024,000    2,966,300    7,990,300
                                ---------    ---------    ---------

(6)  Capital Stock
     -------------
     The Company's Articles of Incorporation authorize the Board of Directors to issue shares of preferred stock in series, to determine the number of shares in each series and to fix the designation, preferences, rights, voting powers, restrictions, dividends, qualifications and terms and conditions thereof. As of January 31, 1999, the Company has issued no shares of its preferred stock.

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

     Under the long-term performance plan, certain directors and key employees are eligible for awards granted under the plan in the form of, or combination thereof, stock options, stock appreciation rights, or restricted shares of the Company's common stock. The Company has authorized 300,000 shares to be awarded under the plan. The amount, terms and conditions of any award under the plan are subject to certain limitations set forth therein. The following summarizes stock option activity for fiscal year 1999:

                                              Exercise
                                    Shares      Price
                                    ------      -----
Outstanding at January 31, 1998         --    $     --
Granted                            280,000        1.75
Canceled                           (50,000)       1.75
                                  --------        ----
Outstanding at January 31, 1999    230,000    $   1.75
                                   -------        ----
Exercisable at January 31, 1999     46,000    $   1.75
                                   -------        ----

     Options granted during fiscal year 1999 were 20% vested upon issuance, with an increase in vesting of 20% per year beginning one year after the date of issuance, and have remaining contractual lives of 4.3 years. As permissible under Statement of Financial Accounting Standards (SFAS) No. 123, the Company accounts for stock options granted under the provisions of Accounting Principles Board Opinion No. 25, which recognizes compensation cost based upon the intrinsic value of the equity award. Accordingly, no compensation expense was recognized in the consolidated statement of operations during fiscal year 1999. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards for fiscal year 1999 consistent with the provisions of SFAS No. 123, the effect on the Company's net loss and loss per share would not be materially different from the amounts reported.

     Under the incentive compensation plan, certain salaried employees of the Company are eligible to receive a bonus each fiscal year based on the Company's performance in that year. Bonuses may be paid, at the Company's option, either in cash or stock units. Bonuses awarded in the form of stock units will be converted into cash or common stock upon termination of the participant's employment. As of January 31, 1999, no awards had been made under the incentive compensation plan.




                                                                     (Continued)

(7)  Nonrecurring Charges
     --------------------
     During fiscal year 1999, the Company completed the restructuring plans which had been announced in the previous year by closing several stores, selling real estate and equipment associated with the closed stores, and selling certain other real estate. These sales resulted in total cash proceeds of approximately $10.8 million and losses of approximately $2.3 million, which have been charged against the related valuation allowances. In addition, in July 1998, the Company sold the real estate and equipment of the Rogers, Arkansas, home center store to Lowe's Home Centers, Inc. for cash totaling approximately $10.5 million. This transaction resulted in gains of approximately $1.3 million, which are included in income for the year ended January 31, 1999.

     In conjunction with the Company's restructuring, certain charges and other transactions have been charged against the valuation allowances and store closing accruals rather than to current period income or expense. The following is a reconciliation of activity with respect to these accounts:

                                                           Valuation        Accrued
                                                          allowances       expenses         Totals
                                                         -----------       --------        -------
        Balances, January 31, 1998                       $ 5,459,000        641,000      6,100,000
        Current year activity:
           Additions-writedown of land to
             estimated realizable value                      100,000             --        100,000
           Inventory losses                                 (780,567)            --       (780,567)
           Losses on sales of fixed assets                (2,230,637)            --     (2,230,637)
           Depreciation                                     (298,791)            --       (298,791)
           Cash payments-severance benefits and rent              --       (366,232)      (366,232)
           Other noncash credits (charges)                  (267,726)        49,920       (217,806)
                                                         -----------    -----------    -----------
           Net current year activity                      (3,477,721)      (316,312)    (3,794,033)
                                                         -----------    -----------    -----------
   Balances, January 31, 1999                            $ 1,981,279        324,688      2,305,967
                                                         -----------    -----------    -----------

     The valuation allowances represent differences between the carrying amounts and estimated fair market values of the related assets, all of which are considered to be held for sale. Assets held for sale at January 31, 1999 and 1998, consist of the following:

                                                         1999                      1998
                                                         ----                      ----
                                               Carrying        Fair      Carrying        Fair
                                                 amount        value       amount        value
                                               --------        -----     --------        -----
Inventories                                  $       --           --    3,111,000    2,186,000
Property, plant and equipment                 5,131,279    3,150,000   18,733,000   14,199,000
Totals                                       $5,131,279    3,150,000   21,844,000   16,385,000

     During fiscal year 1998, the Company announced plans to restructure its operations which included closing several stores. The stores involved consisted primarily of home center locations which had incurred continuing operating losses in recent years. During fiscal year 1998, the Company closed two stores (in Conway and Rogers, Arkansas), and subsequent to January 31, 1998, closed two additional stores (in Little Rock and Fayetteville, Arkansas). In addition, in March 1998, management announced plans to restructure the home center portion of the Russellville, Arkansas, store. As a result of these store closings, the Company recorded a pre-tax nonrecurring charge of $6,730,000 for the year ended January 31, 1998 (of which $6,100,000 was recorded in the fourth quarter), as follows:

     Charges relating to stores closed subsequent to January 31, 1998:
         Writedowns of assets to net realizable values:
Inventories                                                  $     925,000
Equipment                                                        1,030,000
Buildings                                                        1,885,500
Leasehold improvements                                           1,618,500
                                                                 ---------
Total writedowns of assets                                       5,459,000
                                                                 ---------
Accrued charges:
Severance benefits                                                 127,000
Lease obligations                                                  397,000
Other                                                              117,000
                                                                 ---------
Total accrued charges                                              641,000
                                                                 ---------
Total noncash charges                                            6,100,000
Losses, primarily on inventory and equipment,
for stores closed during fiscal year 1998                          630,000
                                                                 ---------
Total nonrecurring charge-year ended January 31, 1998        $   6,730,000
                                                                 ---------

                                                                     (Continued)

     Writedowns of assets to net realizable values represent noncash charges for asset impairments and disposals of assets directly associated with store closings. Writedowns of inventories, equipment and buildings represent differences between estimated realizable values and carrying values. Leasehold improvements associated with stores being closed were evaluated based upon expected future cash flows (noncancellable lease payments net of projected sublease income), and were written down to recognize impairment.

     Accrued severance benefits represent incremental payroll costs directly associated with store closings. Accrued lease obligations (which include noncancellable operating lease payments, net of projected sublease income) and other accrued charges (taxes, insurance and other continuing costs) represent costs which were expected to be incurred subsequent to the dates the stores ceased operations.

     During fiscal year 1997, the Company entered into an agreement with American Quality Manufacturing Corporation ("AQMC") to sell its cabinet manufacturing unit, Cabinet Craft. The transaction consisted of the sale of inventory ($900,000) and equipment ($700,000), and a cash advance of $100,000, in exchange for notes receivable totaling $1.7 million. In December 1996, AQMC ceased operations at its two Arkansas facilities, including Cabinet Craft. In addition, the Company was informed that AQMC had been placed into an involuntary bankruptcy proceeding. As a result, the Company fully reserved the notes receivable as part of a pre-tax nonrecurring charge of $1,056,000 for the year ended January 31, 1997, as follows:

     Notes receivable charged-off                               $  1,700,000
     Fair market value of equipment recoverable                     (350,000)
     Deferred gain from sale of inventory and equipment             (294,000)
                                                                  ----------

        Total nonrecurring charge-year ended January 31, 1997   $  1,056,000
                                                                  ----------

     AQMC's primary lender had asserted claims regarding the sale of Cabinet Craft to AQMC. The lender was also the lender with respect to the Rogers real estate loan, which was paid off in July 1998 (see note 3). The lender claimed to be a secured creditor of AQMC and had asserted a priority interest in the equipment and inventory of AQMC with respect to which the Company also claimed an interest. In addition, the lender claimed that it was owed certain amounts pursuant to the Company's purchase of inventory from AQMC under terms of the Sales Agreement and for other purchases from AQMC.

     Under a settlement agreement with the lender dated June 13, 1997, the Company settled all claims with the lender with respect to the sale of the Cabinet Craft assets to AQMC. Under the agreement, the Company agreed to pay the lender $425,000 in settlement of accounts payable, which had been recorded as of January 31, 1997. In return, the Company received the rights to the Cabinet Craft equipment and inventory. The equipment had been recorded at its estimated fair value of $350,000 at January 31, 1997, while the inventory, valued at $117,000 at the date of the settlement agreement, had not previously been recognized. This settlement resulted in a net gain of $161,000 for the year ended January 31, 1998.

     Also during November 1996, the Company completed the sale of its truss manufacturing unit. The transaction consisted of the sale of equipment for cash and notes receivable totaling $325,000, resulting in a gain before income taxes of $202,000.

 (8) Commitments and Contingencies
     -----------------------------
     The Company advances premiums under a split-dollar life insurance agreement with a trust which owns two $10 million joint life insurance policies on the lives of the Company's principal stockholder and his wife. The Company has a security interest in the policies' cash surrender values and death benefits and, upon termination of the policies, is entitled to reimbursement of the amounts advanced, without interest. The Company has a guarantee from the stockholder securing any deficiency in cash surrender value if the policies are terminated before cash surrender value exceeds actual premiums advanced. The Company had advanced premiums of $1,645,378 and $1,278,938 as of January 31, 1999 and 1998, respectively (included in other assets in the accompanying consolidated balance sheets).

     The Company sponsors the National Home Centers, Inc. 401 (k) Retirement Plan, in which employees are eligible to participate after they complete one year of service and reach age 21. Company contributions to the plan each year are made at a discretionary amount determined by the Company's Board of Directors. The Company's contributions to the plan were $36,920, $48,736 and $52,935 for the years ended January 31, 1999, 1998 and 1997, respectively.

     The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of the facts, management believes the resolution of claims and pending litigation will not have a material adverse effect on the Company's consolidated financial position or the results of its operations.

                                                                     (Continued)

(9)  Valuation and Qualifying Accounts
     ---------------------------------

     The following provides an analysis of the Company's allowances for doubtful trade accounts receivable and notes receivable for the years ended January 31, 1999, 1998 and 1997:

                                                 Balance at   Additions    Write-offs,     Balance at
                                                  beginning    charged       net of          end of
Allowance for doubtful:                           of period   to expense   recoveries        period
                                                 ----------   ----------   ----------      ----------
 Trade accounts receivable:
 Year ended January 31, 1999                     $  281,000      389,828      (59,172)      730,000
                                                    -------      -------      -------       -------
 Year ended January 31, 1998                        174,250      404,762      298,012       281,000
                                                    -------      -------      -------       -------
 Year ended January 31, 1997                        147,000      785,743      758,493       174,250
                                                    -------      -------      -------       -------
Notes receivable:
 Year ended January 31, 1997 (note 7)            $       --    1,700,000    1,700,000            --
                                                    -------    ---------    ---------       -------

                           NATIONAL HOME CENTERS, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                         January 31, 1999, 1998 and 1997

             Together with Report of Independent Public Accountants





                    Report of Independent Public Accountants
                    ----------------------------------------

To the Board of Directors of
National Home Centers, Inc.:

We have audited the accompanying consolidated balance sheets of National Home Centers, Inc. and subsidiary as of January 31, 1999 and 1998, and the related consolidated statements of operations and retained earnings (accumulated deficit) and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Home Centers, Inc. and subsidiary as of January 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses and has an accumulated deficit at January 31, 1999, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                Arthur Andersen LLP

Fayetteville, Arkansas
March 16, 1999

                       NATIONAL HOME CENTERS, INC.
                       BOARD OF DIRECTORS

                       Richard D. Denison
                       President, First San Francisco Corporation

                       Danny R. Funderburg
                       President and Chief Operating Officer
                       National Home Centers, Inc.

                       Brent A. Hanby
                       Executive Vice-President and Chief Financial Officer National Home Centers, Inc.

                       Roger A. Holman
                       Senior Vice-President, Purchasing & Marketing National Home Centers, Inc.

                       Dwain A. Newman
                       Chairman and Chief Executive Officer,
                       National Home Centers, Inc.

                       David W. Truetzel
                       Managing Director, Llama Company

                    Transfer Agent

                    Shareholders of record who wish to change the ownership or address of stock; report lost, stolen or destroyed certificates; or who have questions about their accounts should contact:


                    UMB Bank
                    P.O. Box 410064
                    Kansas City, MO 64141-0064
                    800-884-4225




                    Common Stock Information
                    The common stock of National Home Centers is traded on the NASDAQ SmallCap Market under the symbol NHCI. The following table indicates the quarterly high and low sales price of the Company's Common Stock as reported by NASDAQ for the fiscal years ended January 31, 1998 and 1999.

                    Fiscal 1997                 High            Low
                    First Quarter               2.69            1.50
                    Second Quarter              2.06            1.50
                    Third Quarter               1.88            .088
                    Fourth Quarter              1.38            .088

                    Fiscal 1998                 High            Low
                    First Quarter               2.50            1.00
                    Second Quarter              2.38            1.13
                    Third Quarter               2.00            1.25
                    Fourth Quarter              1.94            1.00

                    As of April 5, 1999, there were 551 shareholders of record and 2,000 persons or entities who held Common Stock in nominee name. The Company has never declared or paid cash dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future.