Form 10-K, Exhibit 13
period 2000-01-31
NATIONAL HOME CENTERS INC
filed 2000-05-01
CIK 899630

                                                                    Exhibit 13.1

LETTER TO SHAREHOLDERS

With four consecutive profitable quarters in fiscal 1999, National Home Centers is delivering on our promise to move back to our roots and refocus on our main customer, the contractor. We applaud our driver, warehouse, operations, sales and management teams for responding to customer needs. For fiscal 1999, 83% of revenues were derived from contractors versus 69% last year.

For the fiscal year ending January 31, 2000, the Company enjoyed net income of $1.12 million versus a loss of $2.96 million last year. Net sales increased to $110.0 million compared to $104.7 million last year. Comparable store sales increased 16%. We ended the year operating the same eight facilities as we did a year ago. EBITDA (earnings before interest, taxes, depreciation and amortization) improved to $3,783,000 in fiscal 1999 from $962,000 last year, an improvement of over $2.8 million.

Beginning almost three years ago, we began an extensive examination of our business and operations and knew we needed to change the direction of where we were going. We completed the following with regard to our main strategies:

* Closed under-performing retail facilities and sold off certain assets
* Recapitalized the Company

We reduced exposure to slower turning inventory and improved our turns to 6.3 last year from 5.7 in fiscal 1998. Our working capital went from $11 million at 1/31/99 to almost $15 million at 1/31/2000.

Our labor market is very tight, with an extreme shortage of workers, which leads towards higher payroll costs in order to attract and retain quality employee talent. We are also watching long-term mortgage rates and while they have been increasing, we believe there will be continued pressure on the government for fewer increases. If rates hold steady, we have an opportunity to again be profitable in 2000. As the Company continues to improve its cash flow and income statement, we plan to continue to explore industry consolidation possibilities, including, but not limited to, purchases of other contractor-related companies, which was our primary growth vehicle in the 1970's and 1980's.

Please visit our website at www.nhci.com which has been significantly expanded.
                            ------------
Some examples of the site can be seen on the inside back cover of this annual report.

We will continue to stay the course on servicing the builders to help complete their projects. This focus has allowed us to carry on the tradition of being a reliable supplier of building materials at a competitive level. Thank you for the continued interest in your Company.

Sincerely,

/s/ Dwain A. Newman

Dwain A. Newman
Chairman, CEO


/s/ Danny R. Funderburg

Danny R. Funderburg
President, COO


[LOGO OF NHCI]
                         1999 National Home Centers, Inc. Annual Report . Page 1

                          National Home Centers, Inc.
                     Selected Consolidated Financial Data
         (in thousands, except selected operating and per share data)

                                                         For Fiscal Year Ending January 31,
Statement of Operations Data:               2000           1999         1998          1997          1996
----------------------------------------------------------------------------------------------------------
 Net sales                               $ 110,041       104,746       150,756       177,001       154,659
 Cost of sales                              85,320        81,121       117,072       134,104       115,369
                                         -----------------------------------------------------------------
 Gross profit                               24,721        23,625        33,684        42,897        39,290
 Selling, general and administrative
  expenses                                  22,168        24,422        43,375        44,023        39,039
                                         -----------------------------------------------------------------
 Operating income (loss)                     2,553          (797)       (9,691)       (1,126)          251
 Interest expense, net                      (1,438)       (2,162)       (3,660)       (3,583)       (2,787)
                                         -----------------------------------------------------------------
 Earnings (loss) before income taxes         1,115        (2,959)      (13,351)       (4,709)       (2,536)
 Income tax benefit                              0             0          (341)       (1,601)         (938)
                                         -----------------------------------------------------------------
 Net earnings (loss)                     $   1,115        (2,959)      (13,010)       (3,108)       (1,598)
                                         -----------------------------------------------------------------
 Earnings (loss) per share               $    0.16         (0.41)        (1.82)        (0.44)        (0.22)
                                         -----------------------------------------------------------------
 Weighted average number of common
  shares outstanding                         7,142         7,142         7,142         7,142         7,142
                                         -----------------------------------------------------------------


Selected Financial Data:
 Total assets                            $  35,896        32,193        61,790        84,838        86,761
 Long-term debt                             15,030        12,427        23,323        29,320        30,808
 Net property, plant and equipment           7,731         7,899        29,286        37,266        39,699
 Stockholders' equity                       10,306         9,190        12,150        25,160        28,268


Selected Operating Data:
Number of stores at end of period                8             8            10            13            13
 Average total sales per square foot -
  Retail and Contractor (1)              $     485           250           202           229           238
 Comparable store sales increase
  (decrease)                                  16.2%        (12.5)%       (12.3)%         4.9%         (3.6)%

(1)  Net sales divided by average retail square feet for the period.

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 2

               MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the related notes thereto and the Company's audited financial statements and the related notes thereto appearing elsewhere in this annual report.

RESULTS OF OPERATIONS

Net sales for the three fiscal years ended January 31, 2000, and the respective total and comparable store percentage increases (decreases) were:

                                                             Total Company                Comparable Store
Fiscal Year Ended January 31,          Net Sales             Increases (Decreases)        Increases (Decreases)
2000                                   $ 110,040,562             5%                          16%
1999                                     104,745,826           (31)%                        (13)%
1998                                     150,756,393           (15)%                        (12)%

YEAR ENDED JANUARY 31, 2000 COMPARED TO YEAR ENDED JANUARY 31, 1999

NET SALES - The Company's net sales increased 5.1% to $110.0 million for the year ended January 31, 2000 (fiscal 1999) from $104.7 million for the year ended January 31, 1999 (fiscal 1998). Comparable store sales in fiscal 1999 increased 16.2% from fiscal 1998. The overall sales volume increase was primarily due to attractive mortgage rates and strong housing demand. The Company had no substantive increase in the variety of products offered or its sales territory. The average annual sales per store for fiscal 1999 was $13.8 million compared to $15.8 million for fiscal 1998. Competition has become very intense over the past few years and is expected to continue.

GROSS PROFIT - Gross profit as a percentage of net sales for fiscal 1999 decreased to 22.5% from 22.6% in fiscal 1998, due to increased competition and continuing competitive pricing pressures in central and northwest Arkansas.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses as a percentage of net sales decreased to 20.2% in fiscal 1999 versus 23.3% in fiscal 1998. This decrease as a percentage of net sales is primarily due to the closing of the two large retail stores which incurred higher operating expenses (including salaries) and as a result of reduced rent expense and depreciation expense.

INTEREST EXPENSE - Net interest expense as a percentage of net sales in fiscal 1999 decreased to 1.3% from 2.1% in fiscal 1998, primarily as a result of retirement of indebtedness (which led to decreased interest expense) on the Fayetteville and west Rogers retail stores. See Note 3 of Notes to Consolidated Financial Statements for additional information on debt and interest.

INCOME TAXES - No income tax expense was recorded in fiscal 1999, as the tax effects of previously unrecognized NOL carryforwards utilized in 1999 were included in the net decrease in the valuation allowance for deferred tax assets for the year. No income tax benefit was recorded in fiscal 1998, as the tax effects of NOL's generated in 1998 were included in the net increase in the valuation allowance for deferred tax assets for the year. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.

YEAR ENDED JANUARY 31, 1999 COMPARED TO YEAR ENDED JANUARY 31, 1998

NET SALES - The Company's net sales decreased 30.5% to $104.7 million for the year ended January 31, 1999 (fiscal 1998) from $150.8 million for the year ended January 31, 1998 (fiscal 1997). Comparable store sales in fiscal 1998 decreased 12.5% from fiscal 1997. The overall

[LOGO OF NHCI]
                         1999 National Home Centers, Inc. Annual Report . Page 3
sales volume decrease was primarily due to the increased competition, and the closing of the Rodney Parham retail store (Little Rock) in late fiscal 1997 and the closing of the Fayetteville and west Rogers retail stores in fiscal 1998. The Company had no substantive increase in the variety of products offered or its sales territory. The average annual sales per store for fiscal 1998 was $15.8 million compared to $15.9 million for fiscal 1997. Competition has become very intense over the past few years and is expected to continue.

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

INCOME TAXES - No income tax benefit was recorded in fiscal 1998, as the tax effects of NOL's generated in 1998 were included in the net increase in the valuation allowance for deferred tax assets for the year The effective tax rate of (2.5)% for fiscal year 1997 results primarily from the benefits of NOL's which were carried back to previous years. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to changes in interest rates on a majority of its total debt. See Note 3 to the consolidated financial statements for discussion of the Company's total debt. Any increases in interest rates could also affect the ability of the Company to collect accounts receivable from customers. The Company depends on the market for favorable long-term mortgage rates to help generate sales and create housing turnover. Should mortgage rates continue to increase substantially, the Company could have difficulty generating sales. The Company's exposure to commodity markets for lumber, plywood and other building materials does fluctuate in pricing but is limited to what is held in inventory as the Company does not trade commodity futures or options. Quotes to customers for proposed products to be sold are short-term and increases or decreases in commodity pricing are generally passed on to the customer. The Company has no foreign sales and accepts payment only in US dollars; therefore it is not subject to any currency exchange rate risk.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at January 31, 2000 increased to $14.7 million from $10.9 million at January 31, 1999, primarily due to store closings and increased cash which allowed the Company to increase current assets while maintaining the same level of current liabilities. Since July 1998, the Company has been paying current and discounting with its accounts payable vendors.

The Company's primary capital needs are to finance inventories and accounts receivable. During the year ended January 31, 2000, operating activities used net cash of $1.0 million. Primary uses of cash from operating activities included approximately $1.3 million from increases in inventories, $2.8 million from an increase in accounts receivable and $1.2 million from a decrease in accrued expenses. The primary sources of cash was an approximate $1.5 million increase in accounts payable and $2.2 million from net income including depreciation.

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 4

Net cash used in investing activities for the year ended January 31, 2000 was approximately $1.3 million, principally due to additions of property, plant and equipment of $0.9 million.

Net cash provided by financing activities during fiscal 1999 totaled approximately $2.3 million, primarily from proceeds under the revolving credit facility.

At January 31, 2000, the Company owed $14.3 million under its revolving credit agreement with a bank. This agreement provides a revolving credit loan commitment not to exceed the lesser of (i) $20 million, or (ii) a borrowing base of 85% and 65% of eligible accounts receivable and eligible inventory, respectively, with receivable and inventory availability each capped at $10 million. Based upon eligible accounts receivable and eligible inventory as of January 31, 2000, the Company had approximately $1.3 million of additional borrowing capacity under the revolving credit agreement. The current revolving credit agreement expires July 14, 2002. Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. The Company was in compliance with all covenants at January 31, 2000.

The Company's current ratio was 2.4 to 1 at January 31, 2000 versus 2.0 to 1 at January 31, 1999. The Company's total debt to equity ratio remained the same at
2.5 to 1 at the end of fiscal 1999. Return on average investment for the three years ended January 31, 2000, 1999 and 1998 was 11.5%, (28.5)% and (59.3)%,
respectively.

YEAR 2000 ISSUES

The Company has not yet experienced any adverse effects related to the ability of the Company's programs and systems to recognize and process the year 2000 and beyond. Information systems and programs processed data properly. The Company upgraded various hardware and software which allowed the Company to be prepared. The Company's main third party software provider installed new Y2K compliant software at the end of the third quarter of fiscal 1999.

All costs and expenses associated with the Y2K project were expensed as incurred. There is no guarantee of continued compliance of the hardware or software nor can there be assurance that such other financial institutions, suppliers, customers or other third parties will continue to be in compliance. A failure by one or more of these entities could adversely affect the Company's business and its ability to generate invoices and orders and could also impede collection of accounts receivable or tracking of inventory.

FORWARD-LOOKING STATEMENTS

Many issues discussed in this annual report are forward-looking statements made under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earning per share or achievements expressed or implied by such forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties. The Company does not undertake to publicly update or revise its forward looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Factors that could cause actual results to differ materially include, but are not limited to the following: the strength and extent of new and existing competition; the Company's ability to maintain competitive pricing in its markets; the Company's ability to maintain its management information systems year 2000 compliant; the Company's ability to maintain adequate levels of vendor support; the Company's ability to maintain adequate levels of lender support; the ability of the Company to increase sales; the Company's ability to attract, train and retain experienced, quality employees; the Company's ability to dispose of excess real estate and other assets; general economic conditions; housing turnover; interest rates; weather; and other factors described from time to time in the Company's Securities and Exchange Commission filings. Actual events or results may differ materially from those described above and those further set forth by the Form 10-K and in the Definitive Proxy Statement.

[LOGO OF NHCI]
      1999 National Home Centers, Inc. Annual Report . Page 5

                          NATIONAL HOME CENTERS, INC.
                                 AND SUBSIDIARY

                           Consolidated Balance Sheets
                            January 31, 2000 and 1999

Assets                                                                                             2000                    1999
------                                                                                             ----                    ----
Current assets:
 Cash                                                                                          $     43,847                  57,984
 Accounts receivable, less allowance for doubtful accounts of
  $210,000 in 2000 and $730,000 in 1999                                                           9,994,939               7,447,984
 Inventories                                                                                     14,675,988              13,414,136
 Prepaid expenses and other                                                                         541,606                 525,518
                                                                                                 ----------              ----------
  Total current assets                                                                           25,256,380              21,445,622
                                                                                                 ----------              ----------

Property, plant and equipment:
 Land                                                                                             1,433,846               1,433,846
 Buildings and improvements                                                                       6,025,280               5,864,697
 Machinery and equipment                                                                         10,883,336              10,308,362
                                                                                                 ----------              ----------
                                                                                                 18,342,462              17,606,905
 Less accumulated depreciation                                                                   10,611,433               9,707,900
                                                                                                 ----------              ----------
  Net property, plant and equipment                                                               7,731,029               7,899,005
                                                                                                 ----------              ----------

Other assets, at cost less amortization of $471,200 in 2000 and
 $287,700 in 1999                                                                                 2,908,675               2,848,046
                                                                                                 ----------              ----------
  Total assets                                                                                 $ 35,896,084              32,192,673
                                                                                                 ----------              ----------

Liabilities and Stockholders' Equity
 Current liabilities:
 Current installments of long-term debt                                                        $    988,832               1,259,463
 Accounts payable                                                                                 6,491,277               5,013,027
 Accrued expenses                                                                                 3,079,971               4,302,926
                                                                                                 ----------              ----------
  Total current liabilities                                                                      10,560,080              10,575,416
                                                                                                 ----------              ----------

Long-term debt, excluding current installments                                                   15,030,208              12,426,842
                                                                                                 ----------              ----------

Commitments and contingencies

Stockholders' equity:
 Preferred stock, $1.00 par value. Authorized 5,000,000 shares;
  no shares issued                                                                                     --                      --
 Common stock, $.01 par value. Authorized 25,000,000 shares;
  issued 7,465,958 shares                                                                            74,660                  74,660
 Additional paid-in capital                                                                      20,831,739              20,831,739
 Accumulated deficit                                                                             (9,337,159)            (10,452,540)
                                                                                                 ----------              ----------
                                                                                                 11,569,240              10,453,859
 Treasury stock, 323,707 common shares at cost                                                   (1,263,444)             (1,263,444)
                                                                                                 ----------              ----------
  Total stockholders' equity                                                                     10,305,796               9,190,415
                                                                                                 ----------              ----------
  Total liabilities and stockholders' equity                                                   $ 35,896,084              32,192,673
                                                                                                 ----------              ----------


       The accompanying notes are an integral part of these statements.

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 6

                          NATIONAL HOME CENTERS, INC.
                                AND SUBSIDIARY

                     Consolidated Statements of Operations
                  and Retained Earnings (Accumulated Deficit)

                  Years ended January 31, 2000, 1999 and 1998

                                                                             2000                  1999                    1998
                                                                             ----                  ----                    ----
Net sales                                                               $ 110,040,562            104,745,826            150,756,393
Cost of sales                                                              85,319,586             81,121,118            117,072,346
                                                                           ----------             ----------            -----------
 Gross profit                                                              24,720,976             23,624,708             33,684,047
                                                                           ----------             ----------            -----------


Operating expenses:
 Salaries and benefits                                                     14,619,424             15,506,681             22,498,438
 Rent                                                                       1,143,206              1,704,078              2,074,527
 Depreciation and amortization                                              1,235,639              1,759,353              3,233,046
 Nonrecurring charges                                                              --                     --              6,730,000
 Other                                                                      5,169,877              5,451,981              8,839,205
                                                                           ----------             ----------            -----------

                                                                           22,168,146             24,422,093             43,375,216
                                                                           ----------             ----------            -----------

  Operating income (loss)                                                   2,552,830               (797,385)            (9,691,169)



Interest expense                                                            1,437,449              2,162,058              3,659,573
                                                                           ----------             ----------            -----------
 Earnings (loss) before income taxes                                        1,115,381             (2,959,443)           (13,350,742)

Income taxes                                                                       --                     --               (340,620)
                                                                           ----------             ----------            -----------
 Net earnings (loss)                                                        1,115,381             (2,959,443)           (13,010,122)

Retained earnings (accumulated deficit):
 Beginning of year                                                        (10,452,540)            (7,493,097)             5,517,025
                                                                           ----------             ----------            -----------
 End of year                                                            $  (9,337,159)           (10,452,540)            (7,493,097)
                                                                           ----------             ----------            -----------

Earnings (loss) per share (basic and diluted)                           $        0.16                  (0.41)                 (1.82)
                                                                                 ----                   ----                   ----

       The accompanying notes are an integral part of these statements.

[LOGO OF NHCI]
                         1999 National Home Centers, Inc. Annual Report . Page 7

                          NATIONAL HOME CENTERS, INC.
                                AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                  Years ended January 31, 2000, 1999 and 1998

                                                                                      2000              1999               1998
Cash flows from operating activities:

 Net earnings (loss)                                                              $ 1,115,381         (2,959,443)       (13,010,122)

 Adjustments to reconcile net earnings (loss) to net cash
  provided by (used in) operating activities:
  Provision for losses on accounts receivable                                         223,037            389,828            404,762
  Depreciation                                                                      1,052,166          1,586,899          2,870,479
  Amortization of other assets                                                        183,473            172,454            362,567
  Loss (gain) on sale of property, plant and equipment                                 91,391           (311,547)           138,028
  Decrease (increase) in cash surrender value of life insurance                        95,105           (107,960)           (23,984)
  Nonrecurring charges                                                                   --                 --            6,100,000
  Deferred income tax expense                                                            --                 --              176,498
  Changes in assets and liabilities:
   Accounts receivable                                                             (2,769,992)         2,133,031            970,674
   Income tax refunds receivable                                                         --              517,118            816,774
   Inventories                                                                     (1,261,852)         5,759,332         10,711,063
   Prepaid expenses and other                                                         (16,088)            68,383             (1,286)
   Accounts payable                                                                 1,478,250         (8,187,038)          (400,104)
   Accrued expenses                                                                (1,222,955)           299,283             11,276
                                                                                  -----------        -----------         ----------
Net cash provided by (used in) operating activities                                (1,032,084)          (639,660)         9,126,625
                                                                                  -----------        -----------         ----------
Cash flows from investing activities:
 Additions to property, plant and equipment                                          (937,720)          (144,420)          (399,255)

 Proceeds from sale of property, plant and equipment                                   14,750         20,255,824            837,225
 Decrease (increase) in other assets                                                 (339,207)          (774,770)           204,502
                                                                                  -----------        -----------         ----------
  Net cash provided by (used in) investing activities                              (1,262,177)        19,336,634            642,472
                                                                                  -----------        -----------         ----------

Cash flows from financing activities:
 Proceeds from long-term debt                                                       5,423,743         14,267,636          4,836,176
 Repayments of long-term debt                                                      (3,143,619)       (33,018,169)       (14,627,816)

                                                                                  -----------        -----------         ----------
  Net cash provided by (used in) financing activities                               2,280,124        (18,750,533)        (9,791,640)

                                                                                  -----------        -----------         ----------
Net decrease in cash                                                                  (14,137)           (53,559)           (22,543)


Cash at beginning of year                                                              57,984            111,543            134,086
                                                                                  -----------        -----------         ----------
Cash at end of year                                                               $    43,847             57,984            111,543
                                                                                  -----------        -----------         ----------
Supplemental disclosures:
 Interest paid                                                                    $ 1,417,724          2,301,535          3,713,342
 Income taxes refunded                                                                   --              517,118          1,333,892
 Noncash investing and financing activities:
  Acquisition of fixed assets for notes payable                                        52,611               --                 --
  Settlement of accounts payable for note payable                                        --                 --            1,394,776

       The accompanying notes are an integral part of these statements.

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 8

                           NATIONAL HOME CENTERS, INC.
                                 AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                         January 31, 2000, 1999 and 1998

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

     (b) Inventories
         -----------
     Inventories, which are comprised primarily of merchandise purchased for resale, are stated at the lower of average cost or market.

     (c) Property, Plant and Equipment
         -----------------------------
     Property, plant and equipment are stated at cost. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings, 40 years; improvements, 10 years; and machinery and equipment, 3 to 10 years. Equipment under capital leases is amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including renewal options, or the estimated useful lives of the assets. The Company capitalizes interest as part of the cost of assets which it constructs for its own use; however, no interest was capitalized in fiscal year 2000 or 1999.

     (d) Long-Lived Assets
         -----------------
     The Company accounts for long-lived assets under Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of
                                          --------------------------------
     Long-Lived Assets and for Long-Lived Assets Expected to be Disposed of,
     ----------------------------------------------------------------------
     which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Management has evaluated the Company's long-lived assets for purposes of SFAS No. 121 and has recognized related impairment losses of $100,000 and $4,534,000 in fiscal years 1999 and 1998, respectively (none in 2000). The impairment losses recognized in fiscal year 1998 are directly related to the Company's restructuring activities discussed in note 7, and are therefore included in nonrecurring charges in the accompanying consolidated statement of operations.

     (e) Other Assets
         ------------
     Other assets include cash surrender values of life insurance policies, covenants not to compete, notes receivable, deferred loan costs, premiums advanced on life insurance policies (note 8) and miscellaneous other assets. Amortization of covenants not to compete and deferred loan costs is provided on the straight-line method, which in the case of deferred loan costs is not significantly different from the interest method, over the terms of the agreements.

     (f) Advertising Costs
         -----------------
     Advertising costs are accounted for in accordance with American Institute of Certified Public Accountants' Statement of Position (SOP) No. 93-7, Reporting of Advertising Costs, which requires all advertising costs to be
     ------------------------------
     expensed in the year in which those costs are incurred, or the first time the advertising takes place, except for certain direct response advertising.

     (g) Accrued Expenses
         ----------------
     Accrued expenses include the estimated costs of the Company's uninsured portion of unpaid claims incurred for workers' compensation and employee medical expenses. Management believes that the amount at year-end is adequate to cover unpaid expenses relating to these claims.

                                                                     (Continued)

[LOGO OF NHCI]
                         1999 National Home Centers, Inc. Annual Report . Page 9

                  Notes to Consolidated Financial Statements

     (h) Income Taxes
         ------------
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (i) Earnings (Loss) Per Share
         -------------------------
     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, effective January 31, 1998, and all earnings
              ------------------
     (loss) per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements. Basic earnings (loss) per share were computed by dividing the earnings (loss) by the weighted average number of common shares outstanding during the period (7,142,251 for the years ended January 31, 2000, 1999 and 1998). Diluted and basic earnings (loss) per share were computed in the same manner for the years ended January 31, 2000, 1999 and 1998.

     (j) Credit Risk
         -----------
     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Substantially all of the Company's receivables are from a large number of building contractors located in Arkansas. Accordingly, the Company's credit risk is affected by general economic conditions in Arkansas and in the construction industry.

     (k) Fair Value of Financial Instruments
         -----------------------------------
     The carrying value of accounts receivable, accounts payable and accrued expenses approximated fair value as of January 31, 2000 and 1999, because of the relatively short-term maturity of these instruments. The fair value of long-term debt, including current installments, is calculated by discounting future principal and interest payments at the interest rate currently available to the Company for debt with similar terms and remaining maturities. The fair value of long-term debt does not significantly differ from its carrying value.

     (l) Use of Estimates
         ----------------
     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2)  Business Conditions
     -------------------
     Prior to 1993, the majority of the Company's sales were from professional contractor customers. Beginning in 1993, the Company undertook significant efforts to expand the retail portion of its business. Over a three-year period, the Company established four large-format retail building material/home improvement stores, which increased sales to retail customers to 48% of the Company's total sales during fiscal year 1997. However, the Company's profitability during this period decreased dramatically, primarily due to high operating costs associated with these new stores and the erosion of retail sales volumes and margins attributable to competition from large national retail chains, which entered the Company's markets during this period.

     The Company incurred losses of $2,959,443 and $13,010,122, for the years ended January 31, 1999 and 1998, respectively, the majority of which were attributable to its retail operations. In fiscal year 1998, the Company made decisions to restructure its operations, which ultimately involved the closing or selling of four of its retail stores and substantially reformatting another. The objectives of the restructuring were to (1) eliminate those stores with high recurring operating losses, (2) generate cash from the liquidation of the related assets, and (3) return to a primarily contractor-oriented business.

     As described in note 7, during fiscal year 1999, the Company completed the majority of its restructuring efforts by closing certain retail-oriented stores. In addition, certain real estate and equipment associated with the closed stores, and certain other real estate, were sold, and inventory levels were significantly reduced. Total cash provided from these sales of approximately $21 million was used to reduce debt and accounts payable. The reduction in debt resulted in substantially lower interest expense for each of fiscal years 2000 and 1999 compared to the previous year. In addition, subsequent to the restructuring, a substantially higher percentage of accounts payable balances became current. This resulted in improved vendor relations, with fewer required prepayments on inventory purchases, and more early-payment discounts.

                                                                     (Continued)

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 10

                  Notes to Consolidated Financial Statements

Management believes that the significant improvements in operating results for the current fiscal year are the direct result of the return of the Company to a principally contractor-oriented operation and reflect the culmination of the restructuring efforts described above. Specifically, more consistent sales volumes and margins, which are reflective of a strong contractor market and economy in general, and lower operating costs associated with contractor operations, have been key contributors to the Company's earnings of $1,115,381 for the year ended January 31, 2000. Sales to contractor customers increased to approximately 83% of the Company's total sales for this period, compared to 70% and 55% for fiscal years 1999 and 1998, respectively. Management's plans involve continuing to pursue its strategy of focusing on the contractor segment of the market, as it believes that this is in the best interest of the Company and its shareholders.

(3)  Long-Term Debt
     --------------
     Long-term debt consists of the following:

                                                                                                            2000              1999
                                                                                                            ----              ----
Notes payable under revolving credit agreements                                                      $14,289,335        10,762,351

Notes payable-principal and interest payable monthly:
 9% note, secured by real property in Conway, AR, balance due May 2001                                 1,284,078         1,884,038
Secured by equipment:
 8.31% notes, final payment due December 2000                                                            217,165           433,204
 9.42% notes, final payment due August 1999                                                                   --           197,914
 7.46% notes, final payment due June 1999                                                                     --            94,829
Other notes payable, weighted average interest rate of 8.37%, due at various dates                       228,462           313,969
                                                                                                     -----------        ----------
                                                                                                      16,019,040        13,686,305
Less current installments                                                                                988,832         1,259,463
                                                                                                     -----------        ----------
 Long-term debt, excluding current installments                                                      $15,030,208        12,426,842
                                                                                                     ===========        ==========

The Company's revolving credit agreement with a financial institution provides a revolving credit loan commitment not to exceed the lesser of (a) $20 million or
(b) a borrowing base of 85% and 65% of eligible accounts receivable and eligible inventory, respectively, with sublimits on advances of $10 million each. Borrowings under the agreement are based on prime (8.50% at January 31, 2000) plus 0.50%. The Company also pays a commitment fee of 0.25% based on the average unused amount of the line. Borrowings under the revolving credit agreement are collateralized by the Company's accounts receivable and inventory. Based upon eligible accounts receivable and eligible inventory as of January 31, 2000, the Company had approximately $1.3 million of additional available borrowing capacity under the revolving credit agreement as of that date. The current revolving credit agreement expires on July 14, 2002.

Borrowings under the real estate loan agreement at January 31, 2000, are secured by a first real estate mortgage on real estate located in Conway, Arkansas. Substantially all of the Company's furniture, fixtures, machinery and equipment, as well as certain real estate, are pledged as collateral under the Company's long-term debt agreements.

The aggregate annual maturities of long-term debt for the five years subsequent to January 31, 2000, are as follows: 2001, $988,832; 2002, $715,191; 2003,
$14,315,017; 2004, none; and 2005, none. Annual maturities for fiscal year 2003 include borrowings under the Company's revolving credit agreement described above.

(4)  Income Taxes
     ------------
     Income taxes consist of the following:

                                                                                     2000                1999                1998
                                                                                     ----                ----                ----
Current:
 Federal                                                                        $      --                  --            (516,144)
 State                                                                                 --                  --                (974)
                                                                                ---------           ---------           ---------
                                                                                       --                  --            (517,118)
                                                                                ---------           ---------           ---------
Deferred:
 Federal                                                                               --                  --             227,595
 State                                                                                 --                  --             (51,097)
                                                                                ---------           ---------           ---------
                                                                                       --                  --             176,498
                                                                                ---------           ---------           ---------
                                                                                $      --                  --            (340,620)
                                                                                =========           =========           =========

                                                                     (Continued)

[LOGO OF NHCI]
                        1999 National Home Centers, Inc. Annual Report . Page 11

                  Notes to Consolidated Financial Statements

Income taxes differ from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax earnings (losses) from operations as a result of the following:

                                                                                     2000                1999                1998
                                                                                     ----                ----                ----
Computed "expected" income taxes                                               $  379,230          (1,006,210)         (4,539,252)

State income taxes, net of Federal income tax effect                               52,947            (124,064)            (34,367)
Increase (decrease) in valuation allowance                                       (462,363)          1,135,001           4,209,171

Other, net                                                                         30,186              (4,727)             23,828
                                                                               ----------          ----------          ----------
                                                                               $       --                  --            (340,620)
                                                                               ==========          ==========          ==========

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at January 31, 2000 and 1999, are presented below:

                                                                                                       2000                  1999
                                                                                                       ----                  ----
Deferred tax assets:
 Accounts receivable, due to allowance for doubtful accounts                                    $    80,409               279,517
 Inventories, due to costs not currently deductible for tax purposes                                124,587               145,370
 Accrued expenses not currently deductible                                                          327,843               521,641
 Valuation allowance for property, plant and equipment                                              702,029               758,632
 Net operating loss and other carryforwards                                                       4,344,657             4,444,330
 Other                                                                                               78,262                57,392
                                                                                                -----------           -----------
  Total gross deferred tax assets                                                                 5,657,787             6,206,882
 Valuation allowance for deferred tax assets                                                     (5,642,311)           (6,104,673)
                                                                                                -----------           -----------
  Deferred tax assets                                                                                15,476               102,209
 Deferred tax liabilities:
  Property, plant and equipment, due to differences in depreciation                                  15,476               102,209
                                                                                                -----------           -----------
   Net deferred tax asset                                                                       $        --                    --
                                                                                                ===========           ===========

At January 31, 2000, the Company had Federal and state net operating loss (NOL) and other tax carryforwards which expire as follows:

Year ending January 31,
   2001                                                            $   222,628
   2002                                                                310,075
   2003                                                                449,858
   2004                                                                326,709
   2005 through 2012                                                    32,359
   2013                                                              4,495,103
   2019                                                              5,132,536
   2020                                                                  7,957
Indefinite expiration (alternative minimum tax credit)                 208,501
                                                                    ----------
   Total                                                           $11,185,726
                                                                    ==========

Ultimate realization of deferred tax assets, which include these tax carryforwards and deductible temporary differences, is dependent upon many factors, including the Company's ability to generate adequate future taxable income in specific taxing jurisdictions within the carryforward periods. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. As a result of the uncertainty regarding future realization, the Company maintains a valuation allowance in order to fully reserve net deferred tax assets. During the year ended January 31, 2000, as a result of the utilization of NOL carryforwards, the valuation allowance has been decreased by $462,363.

                                                                     (Continued)

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 12

                  Notes to Consolidated Financial Statements

(5)  Leases
     ------
     The Company's principal stockholder, together with his wife
     ("stockholders"), own certain real property which is leased to the Company under various operating lease agreements. The following table summarizes these related party leases:

                                                                                               Rent expense for
                                                                                              year ended January 31,
Property                                        Lease             Monthly            ---------------------------------------------
location                                      expiration          rental                2000               1999               1998
--------                                      ----------          ------                ----               ----               ----
Springdale                                  August, 2002         $   36,000            264,000            390,000          408,000
Fort Smith                                  August, 2002             20,000            144,000            216,000          228,000
North Little Rock                           August, 2002             52,000            504,000            594,000          624,000
Bentonville                                 May, 2002                 9,500             84,000            106,500           98,000
Cabinet facility-
 Springdale                                 Terminated                 --                 --               20,000          118,000
Rogers                                      Terminated                 --                 --                 --             66,000
                                                                 ----------          ---------         ----------        ---------
                                                                 $  117,500            996,000          1,326,500        1,542,000
                                                                 ==========          =========         ==========        =========

The leases for the Springdale and North Little Rock properties are assigned as collateral under a loan agreement between the stockholders and the Arkansas Teacher Retirement System ("ATRS"). Proceeds from this loan were used by the stockholders to finance the purchase of the Springdale and Fort Smith properties from the Company, to retire their mortgage indebtedness on the North Little Rock property and to pay off other loans to the Company for various real estate financing. The ATRS loan is also secured by a mortgage and security agreement on these properties and an assignment of a $1 million life insurance policy on the principal stockholder.

During fiscal years 2000 and 1999, the stockholders granted the Company certain reductions in monthly rental payments totaling $414,000 and $103,500, respectively, which have been reflected in the schedule above. Monthly rentals per the table above reflect amounts per the lease agreements as of January 31, 2000. As of that date, the monthly concession granted the Company amounted to $34,500. The stockholders reserve the right to increase monthly payments to the amounts per the lease agreements, but have waived any claims with respect to past rent reductions.

During fiscal year 1997, the Company ceased operations at the cabinet facility. Beginning in fiscal year 1998, the Company subleased the cabinet facility to a third party for $19,000 per month. The Company received $38,000 and $95,000 for the years ended January 31, 1999 and 1998, respectively, under the sublease agreement. During fiscal year 1999, the stockholders and the Company agreed to terminate the lease agreements for the cabinet facility as well as the Rogers property, and the stockholders agreed to release the Company from all obligations with respect to these leases. In conjunction with the termination of the cabinet facility lease, the Company sold the related leasehold improvements to the stockholders for $525,000 (resulting in a pre-tax loss of $18,500).

The Company also leases properties from unrelated parties under noncancellable operating lease agreements, which expire at various dates through 2008, with options to extend the lease terms for additional periods of up to ten years. The lease agreements with the stockholders contain options to extend the lease terms for additional periods of up to twenty years. Future minimum lease payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of January 31, 2000, are as follows:

                                          Related
                                           party           Other         Total
                                           -----           -----         -----
Year ending January 31,
 2001                                   $1,410,000        459,700      1,869,700
 2002                                    1,410,000        377,800      1,787,800
 2003                                      794,000        374,800      1,168,800
 2004                                           --        275,600        275,600
 2005                                           --        210,000        210,000
 Later years                                    --        822,500        822,500
                                        ----------      ---------      ---------
Total minimum lease payments            $3,614,000      2,520,400      6,134,400
                                        ==========      =========      =========
                                                                     (Continued)

[LOGO OF NHCI]
                        1999 National Home Centers, Inc. Annual Report . Page 13

                  Notes to Consolidated Financial Statements

(6)  Capital Stock
     -------------
     The Company's Articles of Incorporation authorize the Board of Directors to issue shares of preferred stock in series, to determine the number of shares in each series and to fix the designation, preferences, rights, voting powers, restrictions, dividends, qualifications and terms and conditions thereof. As of January 31, 2000, the Company has issued no shares of its preferred stock.

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

     Under the long-term performance plan, certain directors and key employees are eligible for awards granted under the plan in the form of, or combination thereof, stock options, stock appreciation rights, or restricted shares of the Company's common stock. The Company has authorized 300,000 shares to be awarded under the plan, of which 85,000 shares are available for granting at January 31, 2000. The amount, terms and conditions of any award under the plan are subject to certain limitations set forth therein. The following summarizes stock option activity for years ended January 31, 1999 and 2000:

                                                                     Exercise
                                                    Shares             price
                                                    ------             -----
Outstanding at January 31, 1998                         --          $     --
Granted                                            280,000              1.75
Canceled                                           (50,000)             1.75
                                                  --------              ----
Outstanding at January 31, 1999                    230,000              1.75
Granted                                                 --                --
Canceled                                           (15,000)             1.75
                                                  --------              ----
Outstanding at January 31, 2000                    215,000          $   1.75
                                                  --------              ----
Exercisable at January 31, 2000                     86,000          $   1.75
                                                  --------

    Options granted during fiscal year 1999 were 20% vested upon issuance, with an increase in vesting of 20% per year beginning one year after the date of issuance, and have remaining contractual lives of 3.3 years. There were no options granted during fiscal year 2000. As permissible under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based
                                                   --------------------------
    Compensation, the Company accounts for stock options granted under the
    ------------
    provisions of Accounting Principles Board Opinion No. 25, Accounting for
                                                              --------------
    Stock Issued to Employees, which recognizes compensation cost based upon the
    -------------------------
    intrinsic value of the equity award. Accordingly, no compensation expense was recognized in the consolidated statements of operations during fiscal years 2000 or 1999. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards for fiscal years 2000 and 1999 consistent with the provisions of SFAS No. 123, the effect on the Company's net earnings (loss) and earnings (loss) per share would not be materially different from the amounts reported.

     Under the incentive compensation plan, certain salaried employees of the Company are eligible to receive a bonus each fiscal year based on the Company's performance in that year. Bonuses may be paid, at the Company's option, either in cash or stock units. Bonuses awarded in the form of stock units will be converted into cash or common stock upon termination of the participant's employment. As of January 31, 2000, no awards had been made under the incentive compensation plan.

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

                                                                     (Continued)

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 14

                  Notes to Consolidated Financial Statements

                                                     Valuation           Accrued
                                                     allowances          expenses          Totals
                                                     ----------          --------          ------
Balances, January 31, 1998                          $ 5,459,000           641,000         6,100,000
Activity, fiscal year 1999:
 Additions-writedown of land to
  estimated realizable value                            100,000                --           100,000
 Inventory losses                                      (780,567)               --          (780,567)

 Losses on sales of fixed assets                     (2,230,637)               --        (2,230,637)
 Depreciation                                          (298,791)               --          (298,791)
 Cash payments-severance benefits and rent                   --          (366,232)         (366,232)
 Other noncash credits (charges)                       (267,726)           49,920          (217,806)
                                                    -----------          --------        ----------
  Net activity                                       (3,477,721)         (316,312)       (3,794,033)
                                                    -----------          --------        ----------
Balances, January 31, 1999                            1,981,279           324,688         2,305,967
Activity, fiscal year 2000:
 Cash payments-rent                                          --          (166,912)         (166,912)
 Other noncash charges                                       --           (78,604)          (78,604)
                                                    -----------          --------        ----------
  Net activity                                               --          (245,516)         (245,516)
                                                    -----------          --------        ----------
Balances, January 31, 2000                          $ 1,981,279            79,172         2,060,451
                                                    ===========          ========        ==========


The valuation allowances represent differences between the carrying amounts and estimated fair market values of the related assets, all of which are considered to be held for sale. Assets held for sale include real property with carrying amounts of $5,131,279 and fair values of $3,150,000 at both January 31, 2000 and 1999.

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

Charges relating to stores closed subsequent to January 31, 1998:
Writedowns of assets to net realizable values:
 Inventories                                                          $  925,000
 Equipment                                                             1,030,000
 Buildings                                                             1,885,500
 Leasehold improvements                                                1,618,500
                                                                      ----------
  Total writedowns of assets                                           5,459,000
                                                                      ----------
Accrued charges:
 Severance benefits                                                      127,000
 Lease obligations                                                       397,000
 Other                                                                   117,000
                                                                      ----------
  Total accrued charges                                                  641,000
                                                                      ----------
   Total noncash charges                                               6,100,000
Losses, primarily on inventory and equipment,
 for stores closed during fiscal year 1998                               630,000
                                                                      ----------
  Total nonrecurring charge-year ended
   January 31, 1998                                                   $6,730,000
                                                                      ==========

Writedowns of assets to net realizable values represent noncash charges for asset impairments and disposals of assets directly associated with store closings. Writedowns of inventories, equipment and buildings represent differences between estimated realizable values and carrying values. Leasehold improvements associated with stores being closed were evaluated based upon expected future cash flows

[LOGO OF NHCI]
                        1999 National Home Centers, Inc. Annual Report . Page 15

                                                                     (Continued)

                  Notes to Consolidated Financial Statements

(noncancellable lease payments net of projected sublease income) and were written down to recognize impairment.

Accrued severance benefits represent incremental payroll costs directly associated with store closings. Accrued lease obligations (which include noncancellable operating lease payments, net of projected sublease income) and other accrued charges (taxes, insurance and other continuing costs) represent costs which were expected to be incurred subsequent to the dates the stores ceased operations.

(8)  Commitments and Contingencies
     -----------------------------
The Company advances premiums under a split-dollar life insurance agreement with a trust which owns a $20 million insurance policy on the life of the Company's principal stockholder's wife. During the year ended January 31, 2000, the trust renegotiated the policies which previously covered both the principal stockholder and his wife under two $10 million second-to-die policies. The trust moved to a new insurance company for the same $20 million of coverage for approximately half of the previous annual premiums. The Company has a security interest in the policy's cash surrender value and death benefits and, upon termination of the policy, is entitled to reimbursement of the amounts advanced, without interest. The period of recovery of premiums advanced by the Company under the new policy is expected to be approximately the same as under the previous policies. The Company has a guarantee from the stockholder securing any deficiency in cash surrender value if the policy is terminated before cash surrender value exceeds actual premiums advanced. The Company has advanced premiums of $2,012,277 and $1,645,378 as of January 31, 2000 and 1999,
respectively (included in other assets in the accompanying consolidated balance sheets).

The Company sponsors the National Home Centers, Inc. 401 (k) Retirement Plan, in which employees are eligible to participate after they complete one year of service and reach age 21. Company contributions to the plan each year are made at a discretionary amount determined by the Company's Board of Directors. The Company's contributions to the plan were $37,570, $36,920 and $48,736 for the years ended January 31, 2000, 1999 and 1998, respectively.

The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of the facts, management believes the resolution of claims and pending litigation will not have a material adverse effect on the Company's consolidated financial position or the results of its operations.

(9)  Valuation and Qualifying Accounts
     ---------------------------------
The following provides an analysis of the Company's allowances for doubtful trade accounts receivable for the years ended January 31, 2000, 1999 and 1998:

                            Balance at    Additions    Write-offs,    Balance at
                             beginning     charged       net of         end of
                             of period    to expense   recoveries       period
                             ---------    ----------   ----------       ------

Year ended January 31, 2000   $730,000      223,037       743,037       210,000
                              --------      -------       -------       -------
Year ended January 31, 1999    281,000      389,828       (59,172)      730,000
                              --------      -------       -------       -------
Year ended January 31, 1998    174,250      404,762       298,012       281,000
                              --------      -------       -------       -------

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 16

                          NATIONAL HOME CENTERS, INC.
                                AND SUBSIDIARY

                       Consolidated Financial Statements

                        January 31, 2000, 1999 and 1998

            Together with Report of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------



To the Board of Directors of
National Home Centers, Inc.:


We have audited the accompanying consolidated balance sheets of National Home Centers, Inc. and subsidiary as of January 31, 2000 and 1999, and the related consolidated statements of operations and retained earnings (accumulated deficit) and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Home Centers, Inc. and subsidiary as of January 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States.




                                                  Arthur Andersen LLP


Fayetteville, Arkansas
March 23, 2000

[LOGO OF NHCI]
                        1999 National Home Centers, Inc. Annual Report . Page 17

National Home Centers Board of Directors

Richard D. Denison
President, First San Francisco Corporation

Danny R. Funderburg
President and Chief Operating Officer
National Home Centers, Inc.

Brent A. Hanby
Executive Vice-President and Chief Financial Officer
National Home Centers, Inc.

Roger A. Holman
Senior Vice-President, Purchasing & Marketing
National Home Centers, Inc.

Dwain A. Newman
Chairman and Chief Executive Officer,
National Home Centers, Inc.

David W. Truetzel
Managing Director, Gryphon Holdings

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 18

Transfer Agent
Shareholders of record who wish to change the ownership or address of stock; report lost, stolen or destroyed certificates; or who have questions about their accounts should contact:

UMB Bank
P.O. Box 410064
Kansas City, MO 64141-0064
800-884-4225

Common Stock Information
The common stock of National Home Centers is traded on the NASDAQ SmallCap Market under the symbol NHCI. The following table indicates the quarterly high and low sales price of the Company's Common Stock as reported by NASDAQ for the fiscal years ended January 31, 2000 and 1999.

Fiscal 1999                     High                Low
First Quarter                   1.63                1.00
Second Quarter                  1.44                1.06
Third Quarter                   1.28                1.00
Fourth Quarter                  1.31                1.00

Fiscal 1998                     High                Low
First Quarter                   2.50                1.00
Second Quarter                  2.38                1.13
Third Quarter                   2.00                1.25
Fourth Quarter                  1.94                1.00

As of April 14, 2000, there were 567 shareholders of record and 2,000 persons or entities who held Common Stock in nominee name. The Company has never declared or paid cash dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future.

[LOGO OF NHCI]
                        1999 National Home Centers, Inc. Annual Report . Page 19

Corporate Address
Highway 265 North
P.O. Box 789
Springdale, AR 72765
Phone 501/756-1700

Auditors
Arthur Andersen LLP
Fayetteville, Arkansas

Counsel
Wright, Lindsey & Jennings LLP
Little Rock, Arkansas

Corporate Officers

Dwain A. Newman
Chairman and Chief Executive Officer

Danny R. Funderburg
President and Chief Operating Officer

Roger A. Holman
Senior Vice-President, Purchasing & Marketing

Brent A. Hanby
Executive Vice-President and Chief Financial Officer

C. Belle Reed
Secretary and Controller

Robert H. Storment, CPA
Vice-President, Accounting

John Collins
Vice-President, Merchandising & Store Development

                                                                  [LOGO OF NHCI]
1999 National Home Centers, Inc. Annual Report . Page 20